FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

Q4 F2006

Quarter and Year ended 30 June 2006
News Release Q4 F2006 and Year F2006 Results
-Reviewed preliminary results-

Operating profit up 40 per cent
with a final dividend of 110 SA cents per share declared

JOHANNESBURG. 3 August 2006 – Gold Fields Limited (NYSE & JSE: GFI) today announced June 2006 quarter net earnings of R604 million compared with R483 million in the March 2006 quarter and negative R27 million for the June quarter of 2005. In US dollar terms net earnings for the June 2006 quarter were US$95 million compared with US$76 million in the March 2006 quarter and negative US$5 million for the June quarter of 2005. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R536 million (US$84 million) for the June 2006 quarter compared with R376 million (US$60 million) for the March 2006 quarter, an increase of 43 per cent.

June 2006 quarter highlights:

- Attributable gold production in line with the March quarter at 1,018,000 ounces;
- Average gold price up 18 per cent to R128,974 per kilogram and up 13 per cent in US dollar terms to $628 per ounce;
- Operating margin increased from 32 per cent to 38 per cent;
- Significant improvement in performance from the Kloof mine;
- Purchase of 21.3 million shares in Western Areas Limited increases Gold Fields stake to 18.9 per cent.

Financial year highlights:

- Attributable gold produced 4.1 million ounces for the year;
- Cost saving initiatives on track and delivering results;
- Earnings increase eleven fold from R128 million to R1,389 million and from US$21 million to US$217 million;
- Acquisition of Cerro Corona and Bolivar completed;
- Construction begins at Cerro Corona;
- Norilsk Nickel disposes of its entire 20 per cent stake in Gold Fields during the year.

Final dividend number 65 of 110 SA cents per share, giving a total dividend of 150 SA cents per share for the year.

Ian Cockerill, Chief Executive Officer of Gold Fields said:

"Gold Fields delivered a solid set of results broadly in line with guidance provided at the end of the previous quarter. We are particularly pleased that we have been able, through effective cost control, to see a significant part of the higher gold price flow through to the bottom line. Operating profit this quarter increased 40 per cent with the Group margin increasing from 32 per cent to 38 per cent and the South African margin increasing from 22 per cent to 34 per cent.

The South African operations, led by a resurgent Kloof, delivered the anticipated improvements, while the international operations declined from an unsustainably high base in the March quarter. Total cash costs were well controlled despite the high inflationary environment around the globe.

During the September quarter the focus will remain on the mining of quality volumes and tight cost control to mitigate the strong inflationary pressures and to ensure that shareholders reap the benefit of the stronger gold price."

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	**ZAR110.81 – ZAR162.00**
- at end June 2006	**494,824,723**	Average Volume - Quarter	**2,711,795 shares / day**
- average for the quarter	**494,628,373**	NYSE – (GFI)	
Free Float	**100%**	Range - Quarter	**US$16.17 – US$26.93**
ADR Ratio	**1:1**	Average Volume - Quarter	**2,355,124 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

the complete gold company

South African Rand					Salient features			United States Dollars				
Year end		Quarter						Quarter			Year end	
Adjusted June 2005	**June 2006**	Adjusted June 2005	March 2006	**June 2006**				**June 2006**	March 2006	Adjusted June 2005	**June 2006**	Adjusted June 2005
131,284	**126,712**	33,523	31,809	**31,669**	kg	Gold produced*	(000) oz	**1,018**	1,023	1,078	**4,074**	4,219
66,041	**73,746**	67,773	73,378	**77,187**	R/kg	Total cash costs	$/oz	**376**	372	330	**358**	331
47,880	**49,366**	12,225	12,738	**12,651**	000	Tons milled	000	**12,651**	12,738	12,225	**49,366**	47,880
84,218	**107,918**	88,076	109,500	**128,974**	R/kg	Revenue	$/oz	**628**	555	429	**524**	422
198	**209**	202	202	**216**	R/ton	Operating costs	$/ton	**34**	33	32	**33**	32
2,286	**4,360**	656	1,187	**1,660**	Rm	Operating profit	$m	**260**	190	103	**681**	368
19	**30**	21	32	**38**	%	Operating margin	%	**38**	32	21	**30**	19
128	**1,389**	(27)	483	**604**	Rm	Net earnings	$m	**95**	76	(5)	**217**	21
26	**281**	(5)	98	**122**	SA c.p.s.		US c.p.s.	**19**	16	(1)	**44**	4
239	**1,337**	122	446	**594**	Rm	Headline earnings	$m	**93**	71	16	**209**	39
49	**270**	25	90	**120**	SA c.p.s.		US c.p.s.	**18**	15	4	**42**	8
400	**1,230**	217	376	**536**	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	**84**	60	28	**192**	64
81	**249**	44	76	**108**	SA c.p.s.		US c.p.s.	**17**	12	6	**39**	13

*Attributable – All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%).

Note – adjusted figures are due to the adoption of IFRS 2, Share Based Payments.

Health and safety

We regret to report fifteen fatal injuries during the June quarter with nine of these accidents as a result of falls of ground and seismicity. All of the fatalities occurred at the South African operations. The international operations were fatal injury free this quarter. The fatal injury frequency rate was 0.44 per million man hours worked, compared with the previous quarter's figure of 0.19. The lost day injury frequency rate regressed marginally from 11.68 to 11.75, the serious injury frequency rate regressed from 5.6 to 6.6 and the days lost frequency rate regressed from 335 to 378 per million man hours worked.

Kloof and Beatrix's rates deteriorated and were unacceptably high. Kloof experienced above average seismicity during the quarter. A renewed focus on behavioural safety has been introduced throughout the South African operations. This has resulted in renewed behavioural intervention within Khuseleka at Beatrix, Dumela at Driefontein and Eyethu at Kloof. Management is continuing to actively review all safety initiatives and is seeking improvements that will meet the Ontario safety standards on all of our mines.

Financial review

Quarter ended 30 June compared with quarter ended 31 March 2006

Revenue

Attributable gold production decreased from 1,023,000 ounces in the March 2006 quarter to 1,018,000 ounces in the June quarter. Production at the South African operations increased 4 per cent to 669,000 ounces, compared with 646,000 ounces in the March quarter. Attributable production at the international operations decreased 7 per cent from last quarter's high of 377,000 ounces to 349,000 ounces this quarter.

At the South African operations, Driefontein's gold production was in line with that achieved in the March quarter. An increase in underground grades offset the lower volumes and grades from surface material, which included gold clean-up from the number one gold plant in the March quarter but not in the current quarter. At Kloof, gold production increased significantly in line with the increase in shifts worked this quarter compared with the March quarter, which was impacted by the Christmas break and a slow start-up thereafter as a result of a labour dispute. Production at Beatrix decreased by 5 per cent quarter on quarter as a consequence of lower production from the higher grade west section.

All the international operations reflected a decrease in production, except Choco 10, which performed in line with expectations delivering 20,000 ounces for the quarter. At Tarkwa, gold production decreased by 16,000 ounces due to lower volumes milled as a result of a shortage of competent ore delivered to the mill, thereby reducing throughput. Despite this, the Tarkwa plant continued to operate above design capacity. As forecast, Damang's production decreased by 6,000 ounces when compared with the March quarter due to less of the higher grade ores from Amoanda open pit and B4 stockpiles as they near depletion. St Ives also saw a significant decrease in production due to a major mill maintenance shutdown for 5 days as well as lower grades from surface and underground. At Agnew, the decrease in production was mainly due to forecasted lower grades from Kim underground.

The average quarterly US dollar gold price increased from US$555 per ounce in the March quarter to US$628 per ounce this quarter, a 13 per cent increase. The average rand/US dollar exchange rate weakened by 4 per cent quarter on quarter, averaging R6.39, compared with R6.14 in the March quarter. As a result of these two factors the rand gold price increased from R109,500 per kilogram to R128,974 per kilogram, an 18 per cent improvement.

The increase in the rand gold price achieved resulted in revenue increasing from R3,734 million (US$602 million) to R4,369 million (US$683 million) this quarter.

Operating costs
Operating costs for the June 2006 quarter, at R2,732 million (US$427 million), increased 6 per cent or R159 million (US$10 million) when compared with the March quarter's R2,573 million (US$417 million). The increase at the South African operations of R71 million, or 4 per cent, from R1,705 million (US$276 million) to R1,776 million (US$278 million) contributed to approximately half of this increase which was mainly at Kloof in line with the increase in volumes of stoping and development. Beatrix was slightly below last quarter's costs, while Driefontein's costs increased 3 per cent mainly due to an increase in area mined.

Costs at the international operations, including gold-in-process movements, amounted to R933 million (US$146 million), 11 per cent more than the R842 million (US$136 million) incurred in the March quarter. More than 4 per cent of this increase was due to the weakening of the rand and 4 per cent was due to the inclusion of Choco 10 for a full quarter, compared with only one month's cost included in the March quarter. At Tarkwa, the increase of 2 per cent in dollar terms was due to the increase in fuel, explosives, reagents and the expected increase in the cost of mining fleet maintenance. At St Ives, operating costs increased by 10 per cent or A$6 million (R41 million) due to additional exploration costs written off, additional price participation royalties linked to the high gold price and the cost of maintenance related to the five day mill shutdown.

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R1,660 million (US$260 million). This is 40 per cent higher than the R1,187 million (US$190 million) achieved in the March quarter. The Group margin increased from 32 per cent to 38 per cent. The margin at the South African operations increased from 22 per cent to 34 per cent, while the margin at the international operations was similar at 45 per cent quarter on quarter.

Amortisation
Amortisation increased from R384 million (US$62 million) in the March quarter to R423 million (US$66 million) in the June quarter. This increase was mainly due to the inclusion of Choco 10 for a full quarter, which amounted to R13 million (US$2 million) and the amortisation of the Bolivar fair value adjustment of R6 million (US$1 million). Added to this is the effect of the change in reserves calculated at 31 December, and released in May. Amortisation calculations on these updated reserves were included as from 1 April 2006. Please refer to the section on Corporate for more detail on the reserve statement.

Other
Net interest paid decreased from R7 million (US$1 million) in the March quarter to R5 million (US$1 million) for the June quarter and reflects the interest cost on the Mvela loan of R32 million (US$5 million) and interest on offshore debt raised to partly finance the acquisition of Bolivar of R14 million (US$2 million), partially offset by interest received.

The gain on foreign debt, net of cash, of R40 million (US$7 million), compares with a gain of R80 million (US$13 million) in the March quarter. This quarter's gain consists largely of a currency conversion adjustment arising from a change in the functional currency from US dollars to rands of one of the Group's offshore subsidiary companies in terms of IAS 21 (revised) – Effects of changes in foreign exchange rates.

The March quarter's gain comprises a R65 million (US$11 million) currency translation gain on foreign funds held to meet commitments in respect of the acquisition of Bolivar and a R15 million (US$2 million) exchange gain on an inter-company loan.

The gain on financial instruments of R24 million (US$4 million) compares with a loss of R20 million (US$3 million) in the March quarter. This quarter's gain comprises mainly marked to market gains on a foreign exchange position. More details on these financial instruments are given on page 15 of this report.

Exploration expenditure
Exploration expenditure increased from R34 million (US$6 million) in the March quarter to R94 million (US$15 million) in the June quarter. Of this increase some US$6 million was spent on the Essakane project in Burkina Faso as this project continues with its pre-feasibility study. Please refer to the Exploration and Corporate Development section for more detail.

Taxation
Taxation for the quarter amounted to R469 million (US$73 million) compared with R225 million (US$36 million) in the March quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations. The increase in tax is due to a R61 million (US$10 million) adjustment last quarter arising from a reduction in income tax rates in Ghana from 28 per cent to 25 per cent. This, together with the 40 per cent increase in operating profits and a significant increase in non-deductible exploration expenditure has brought about the significant increase in the tax charge.

Earnings
Net profit attributable to ordinary shareholders amounted to R604 million (US$95 million) or 122 SA cents per share (US$0.19 per share), compared with R483 million (US$76 million) or 98 SA cents per share (US$0.16 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R594 million (US$93 million) or 120 SA cents per share (US$0.18 per share), compared with earnings of R446 million (US$71 million) or 90 SA cents per share (US$0.15 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to R536 million (US$84 million) or 108 SA cents per share (US$0.17 per share), compared with earnings of R376 million (US$60 million) or 76 SA cents per share (US$0.12 per share) reported last quarter.

Cash flow
Cash flow from operating activities for the quarter was R1,529 million (US$235 million), which is 37 per cent higher than the operating cash flow generated in the March quarter of R1,116 million (US$176 million). This increase in cash flow reflects the increase in operating profit.

Capital expenditure amounted to R663 million (US$104 million) compared with R473 million (US$76 million) in the March quarter. A significant portion of this increase relates to amounts expended on the construction of the Cerro Corona mine in Peru with R124 million (US$19 million) spent in the current quarter compared with R83 million (US$14 million) in the March quarter. Expenditure at the South African operations increased from R164 million (US$27 million) to R228 million (US$35 million) in the June quarter. Included is the 1 and 5 shaft project at Driefontein of R36 million, 4 shaft at Kloof of R19 million, Kloof's 1 shaft pillar extraction project of R12 million and 3 shaft at Beatrix of R28 million.

At the Ghanaian operations, capital expenditure amounted to R138 million (US$21 million) with R37 million (US$6 million) spent on the Damang main pit cutback. This compares with total expenditure of R151 million (US$24 million) in the March quarter. The Australian operations incurred capital expenditure of R122 million (A$26 million), compared with R103 million (A$23 million) in the March quarter. Expenditure at St Ives of R90 million (A$19 million) included development costs at Argo and Leviathan underground and Thunderer open pit. At Agnew, the majority of the R32 million (A$7 million) expenditure was spent on development at Kim South and Main Lode. At Choco 10 capital expenditure amounted to R27 million (US$4 million), the majority of this on upgrading the metallurgical plant and exploration.

Purchase of investments amounted to R851 million (US$133 million) the majority of which was the purchase of 21.3 million shares in Western Areas. Please refer to the Corporate section for more detail.

Net cash outflow for the quarter was R61 million (US$10 million). After accounting for a translation adjustment of R177 million (the translation adjustment in US dollar was negative $11 million), the cash balance at the end of June was R1,618 million (US$218 million). The cash balance at the end of March was R1,502 million (US$239 million).

Detailed and operational review
South African Operations
Project 500 was initiated in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects, Project 100+ and Project Beyond as detailed below.

Project 400
Project 400 was aimed at improving revenue such that an additional R400 million (US$60 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. The objective is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.

	Year		
	F2004	F2005	F2006*
Driefontein:			
Life of mine head grade as per published declarations	8.7	8.1	8.0
Life of mine head grade adjusted for estimated metallurgical recoveries	8.4	7.8	7.8
Driefontein (underground yields achieved)	8.1	8.3	8.1
Kloof:			
Life of mine head grade as per published declarations	9.8	10.5	10.0
Life of mine head grade adjusted for estimated metallurgical recoveries**	9.5	10.2	9.7
Kloof (underground yields achieved)	9.0	9.1	8.7
Beatrix:			
Life of mine head grade as per published declarations	5.1	5.5	5.5
Life of mine head grade adjusted for estimated metallurgical recoveries	4.9	5.3	5.3
Beatrix (underground yields achieved)	4.6	5.0	5.2

* F2006 based on reserve statement at 31 December 2005.
** Kloof's life of mine head grade as adjusted for estimated metallurgical recoveries is higher than that currently achieved due to the high grade main shaft pillar, mining of which only commences in the F2007 year.

Project Beyond and Project 100+
Prevailing industry trends have created significant challenges for procurement, making the need for professionalism and best procurement practices more acute than ever. **Project Beyond**, initiated in 2004, is a procurement supply chain initiative targeting savings of between R200 million (US$30 million) and R300 million (US$45 million) over three years, i.e. around 10 per cent of the amount expended on materials, services and capital expenditure at the South African operations. Total expenditure on these items is approximately R2.7 billion (US$420 million). The project delivered R159 million (US$25 million) of contract savings on historic baseline expenditure, R101 million (US$15 million) during the 2005 financial year through addressing commodities such as grinding media, foodstuffs, mill liners, ore transport, support, bearings, engineering repairs, and lubricants etc., and an additional R58 million (US$9 million) contractual savings during the 2006 financial year through addressing commodities such as steel, fuel rebates, steel wire ropes, lifting equipment etc. The savings are realised as these renegotiated contracts are utilised by the mining operations i.e. largely during the 2006 and 2007 financial years.

To date a total R1.6 billion (US$250 million) of spend has been reviewed as part of Project Beyond. R95 million (US$15 million) has been realised in cost savings, of which R32 million (US$5 million) applies to the 2005 financial year and R63 million (US$10 million) applies to the 2006 financial year. An additional R28 million (US$4 million) in cost savings are estimated to impact cash flow in the 2007 financial year. The balance of the savings of R36 million is likely to be achieved through reduced consumption. During the past year, significant inflationary pressure was faced on commodities such as steel, fuel, support, copper, zinc, etc. Project Beyond successfully mitigated the impact of the greater proportion of commodity price inflation on costs.

During the past quarter the focus has been on total cost of ownership (TCO) commodities such as slurry pumps, rail tracks & locos and salvage, which is expected to yield long-term savings estimated at between R20 million (US$3 million) to R50 million (US$8 million). Project Beyond also identified an opportunity for performance based contracting resulting in a productivity improvement initiative through a gain share arrangement with explosives suppliers. To date around R18 million (US$3 million) in increased revenue has resulted on four pilot shafts over the last quarter. This initiative will continue in the 2007 financial year, extending the gain-share arrangement in the next quarter to an additional two shafts.

During the 2007 financial year, the Strategic Sourcing commodity teams will focus on spend not yet addressed through contract renewal initiatives as well as up coming capital projects.

Project 100+ was established in 2005 with the focus on achieving ongoing and sustainable cost savings across the South African operations. 2006 has focused on improving efficiencies and controls on areas such as improved employee wellness and working conditions, labour management, transport and maintenance spend. The predominant aim has been to improve cost efficiencies and develop total cost of ownership projects, in order to ensure that operations are delivering in an optimal and productive manner.

This last quarter, particular attention has been given to labour optimisation with a specific focus on the improvement of employee wellness, aimed at increased productivity. The South African operations are exploring ways to reduce absenteeism and sick leave as a means of improving overall productivity levels. There has also been an increasingly important focus on the upgrade of high density housing in order to improve employees living conditions, through improved accommodation and an improvement in the quality of meals.

Quarter four has produced some interesting new initiatives, which include the upgrade of rail tracks in order to improve the efficiency of underground transport; the implementation of improved underground communication systems in order to increase safety and productivity measures and a total cost of ownership project focusing on the replacement of diesel locomotives with battery locomotives at the long life shafts. These initiatives, along with the continuing focus on labour management and wellness, Eskom demand side management, pumping efficiencies monitoring and surface transport rationalisation, are expected to realise benefits in excess of R100 million (US$15 million) in fiscal year 2007.

Driefontein

		June 2006	March 2006
Gold produced	- 000'ozs	285.1	284.5
Yield - underground	- g/t	8.7	7.9
- combined	- g/t	5.1	4.8
Total cash costs	- R/kg	76,423	74,280
	- US$/oz	372	376

Gold production at 285,100 ounces increased marginally when compared with the March quarter. Underground grade improved from 7.9 to 8.7 grams per ton for the quarter as a result of improved grades at 4 and 5 shafts associated with mining sequencing. These yields are not sustainable going forward due to faulting and the depletion of many of the high value panels previously encountered. This is exacerbated in the forthcoming quarter by a number of high grade panels at 4 shaft intersecting faulting and requiring re-establishment. It is anticipated that yields achieved in future quarters will be closer to historical levels. Underground tonnage remained steady at 924,000 tons. Surface tons declined from 906,000

tons to 814,000 tons and surface yield declined from 1.7 to 1.0 grams per ton. This was due to the completion of clean up from 1 plant.

Operating costs increased by 3 percent from R681 million (US$110 million) to R703 million (US$110 million) as a result of the increase in stoping and development arising from a change in mining mix to more underground volume to compensate for the decline in surface gold. As a result total cash costs increased 3 per cent in rand terms from R74,280 to R76,423 per kilogram. In US dollar terms, total cash costs decreased from US$376 per ounce to US$372 per ounce. Operating profit increased by 57 per cent from R280 million (US$45 million) in the March quarter to R440 million (US$69 million) in the June quarter as a consequence of higher rand gold prices.

Capital expenditure increased from R54 million (US$9 million) to R87 million (US$14 million) for the June quarter. The major portion of this expenditure was spent on the 1 and 5 shaft project and the 4 shaft pillar extraction.

Grade estimate modelling anticipates a slightly lower grade performance during the September quarter. Gold forecast for the September quarter will thus be lower than the June quarter. The cost profile for the September quarter will be higher due to the annual salary increases.

Kloof

		June 2006	March 2006
Gold produced	- 000'ozs	236.0	207.1
Yield - underground	- g/t	8.7	8.6
- combined	- g/t	7.4	7.6
Total cash costs	- R/kg	87,752	92,236
	- US$/oz	427	467

Gold production at Kloof increased by 14 per cent in the June quarter, from 207,100 ounces to 236,000 ounces. This was due to a 13 per cent increase in underground tonnage due to a concerted effort to restore volumes that had declined significantly in the last quarter, as well as a result of more shifts worked compared with the previous quarter, which was influenced by the Christmas break and a slow start-up thereafter due to a labour dispute. Surface tons milled increased by 43 per cent from 116,000 tons to 166,000 tons at a similar yield of 0.9 grams per ton.

The operating costs at R667 million (US$104 million) for the quarter increased by 8 per cent when compared with the previous quarter's cost of R616 million (US$100 million). This was mainly due to the increased production and development during the quarter. However, the higher gold production and continued focus on cost control resulted in the total unit cash cost decreasing by 5 per cent to R87,752 per kilogram, compared with the R92,236 per kilogram in the March quarter. In US dollar terms total cash costs decreased by 9 per cent to US$427 per ounce compared with the previous quarter's US$467 per ounce.

Operating profit improved from R88 million (US$14 million) to R283 million (US$44 million) in the June quarter, due to the increase in gold produced and the higher gold price.

Capital expenditure increased from R46 million (US$7 million) to R66 million (US$10 million) in the June quarter mainly due to increased expenditure at 4 sub vertical shaft and the 1 shaft pillar project.

Gold production for the September quarter is forecast to be in line with the June quarter. Working costs and capital expenditure are planned to increase in the September quarter due to a planned increase in development of 7 per cent, combined with the impact of the annual wage increase of 6 per cent.

Beatrix

		June 2006	March 2006
Gold produced	- 000'ozs	147.7	154.9
Yield	- g/t	5.2	5.3
Total cash costs	- R/kg	85,481	82,147
	- US$/oz	416	416

Gold production at Beatrix decreased by 5 per cent from 154,900 ounces in the March quarter to 147,700 ounces in the June quarter. The main impact on gold production was lower volumes from the high grade stoping area at the West section due to logistical constraints brought about by required changes in access ways caused by the effects of smectite build-up previously experienced. Tons milled and yield was therefore marginally lower at 884,000 tons and 5.2 grams per ton respectively compared with 905,000 tons and 5.3 grams per ton in the previous quarter. There are currently no surface operations at Beatrix.

Operating costs quarter on quarter decreased by 1 per cent from R409 million (US$66 million) to R406 million (US$63 million). Total cash costs increased from 82,147 per kilogram (US$416 per ounce) in the March quarter to R85,481 per kilogram (US$416 per ounce) in the June quarter as a result of the lower production.

Beatrix posted an operating profit of R188 million (US$29 million) in the June quarter compared with R116 million (US$18 million) in the March quarter due to the increased gold price.

Capital expenditure at R75 million (US$12 million) increased from R64 million (US$10 million) in the March quarter due to additional development metres.

Gold production and costs are forecast to be higher in the September quarter mainly due to increased tonnage and the annual wage increases. Capital expenditure will be lower in the next quarter but in line with the planned capital schedule.

International Operations
Ghana
Tarkwa

		June 2006	March 2006
Gold produced	- 000'ozs	176.0	192.4
Yield - Heap leach	- g/t	0.9	0.9
- CIL plant	- g/t	1.6	1.7
- Combined	- g/t	1.0	1.1
Total cash costs	- US$/oz	321	290

For the quarter Tarkwa processed 5.38 million tons and produced 176,000 ounces of gold at an average yield of 1.02 grams per ton. This performance was lower than the expected 185,000 ounces and was due mainly to a lack of competent ore feed for the (carbon in leach) CIL plant which affected throughput rates and yields. The overall performance of the heap leach facilities was consistent with the previous quarter.

Total tons mined decreased from 27.0 to 23.4 million tons for the quarter due to fleet downtime as a result of maintenance, heavy rainfall and the reduction of high cost mining carried out by a mining contractor. Drilling fleet shortages also affected mining. This problem has largely been rectified and a total of four new drills will be on site shortly. Ore tons moved for the quarter were 6 per cent lower at 5.1 million tons at a mined grade of 1.36 grams per ton. The mined grade was 1.42 grams per ton in the March quarter and the depletion of the higher grade Mantraim South pit was the prime reason for the decrease in June. Output from the Teberebie pit which is the primary feed for the CIL plant was consistent for the quarter, with 1.3 million tons produced at a marginally reduced grade of 1.43 grams per ton. The overall strip ratio for the quarter was 3.36.

Total feed to the heap leach was 4.3 million tons at a head grade of 1.21 grams per ton compared with 4.4 million tons at a head grade of 1.17 grams per ton for the March quarter. There was a net 740 ounce build up of gold-in-process with the North facility releasing 4,854 ounces and the South facility increasing by 5,594 ounces. Overall the heap leach process realised 119,500 ounces for the quarter compared with the 120,500 ounces reported for March.

The total feed to the CIL plant was 14 per cent lower than the previous quarter at 1.1 million tons. The reduction in plant throughput was driven primarily by blending issues driven by the lack of competent ore to facilitate optimum grinding. This problem has been with Tarkwa for some time now and although the run of mine pads at the crushers have been expanded to cater for different hardness stockpiles, the lack of sufficient quantities of hard ore in the open pits remains a challenge for the single stage SAG comminution circuit. In addition there was an increase of 1,830 ounces in gold-in-process. The blending issue related to mill feed has also resulted in a decline in the CIL yields from 1.71 to 1.58 grams per ton as softer higher grade material was held back to improve the mill blend as a consequence of the factors described above. The CIL plant produced 56,500 ounces in the June quarter compared to 71,900 ounces in the previous quarter.

Operating costs at the mine were US$56 million (R361 million) including gold-in-process adjustments. This is US$1 million higher than that reported in the previous quarter and reflects, primarily, an increase in fleet maintenance costs (US$2 million) (R13 million), and an increase in fuel costs (US$1 million) (R6 million) offset by savings in numerous other areas of the cost base. Some of the savings came from a slightly lower consumption of cement per ton stacked on leach pads and slightly lower cyanide consumed per ton of ore placed. There were also savings due to exchange rate gains, lower explosive consumption, a saving on power consumed, lower cost on hired equipment, cheaper steel balls and a general focus on all cost items in order to offset the increase in the cost of the high consumption commodities on the mine.

Many of the machines in the mining fleet have now reached the 12,000 hour mark and the contracted maintenance rates per operating hour are at a maximum. As an example of the increase in the maintenance rates the hourly cost for a 785C truck increases from US$23.50 per hour below 12,000 hours to US$65.17 above 12,000 hours. As most of the fleet now moves above the 12,000 hour operating level similar increases in cost will be experienced.

Operating cost per ton treated, excluding GIP charges, was US$10.75 per ton as against US$9.80 per ton in the March quarter. The increase in the cost of cyanide and other associated chemicals, along with cement, continue to negatively influence the process costs of the heaps, notwithstanding tight control of the unit of consumption of chemical per ton processed. Total cash costs at US$321 per ounce compare with the March quarter's US$290 per ounce, the increase caused by the decline in production together with the impact of the cost drivers mentioned above.

Operating profit at US$54 million (R345 million) increased by US$3 million (R26 million) compared with the March quarter due to the higher gold price.

Capital expenditure decreased from US$16 million (R100 million) in the March quarter to US$13 million (R84 million) in the June quarter. The main areas of capital expenditure were the completion of the North leach pads and the purchase of mining equipment, together with the Teberebie cutback.

Gold production for the September quarter is expected to be similar to the current quarter and in line with an annualised throughput of around 700-720,000 ounces per annum. The purchase of primary and secondary mining equipment for a total of US$25 million (R186 million) will increase mining flexibility and reduce costs but these offsets will at best keep unit costs at similar levels. The feasibility study for the plant expansion is being advanced and an announcement on this project will be made by calendar year end.

Damang

		June 2006	March 2006
Gold produced	- 000'ozs	55.7	62.0
Yield	- g/t	1.3	1.4
Total cash costs	- US$/oz	315	344

Gold production at the Damang mine decreased from 62,000 ounces to 55,700 ounces for the June quarter. This planned reduction was driven by a reduction in mill throughput of 73,000 tons from 1,375,000 to 1,302,000 tons and a marginal decrease in head grade from 1.50 to 1.44 grams per ton. Reduction in head grade was due to mining 140,000 less fresh ore feed from the high grade Amoanda pit as the pit nears final depletion. Mill throughput reduced as a result of a mill shutdown to replace liners and the processing of more relatively harder dolerites mined from the Juno 2 south west open pit.

Total tons mined increased from 4.2 to 4.3 million tons and ore mined decreased marginally from 900,000 to 888,000 tons. The resultant strip ratio was 3.8 compared with the 3.6 reported in March. The Tomento open pit remains the primary source of oxide feed while the Amoanda and Juno 2 south west open pits were the primary sources of fresh ore. The Damang pit cut-back generated 32,000 tons of ore during the quarter and production from this pit will build up through F2007 until it reaches full production in F2008 and F2009. Planning has commenced towards the southern part

of the Damang lease and a haul road design is being advanced to access the Rex open pit which has a reserve of 103,000 ounces.

Operating costs, including gold-in-process adjustments, decreased from US$21 million (R127 million) to US$19 million (R122 million) in the June quarter. Although ore tons milled decreased quarter on quarter the increased cost of reagents, steel, and liners and lifters partly offset this decrease as well as the additional cost of processing more dolerite materials. Cost per ton milled increased slightly from US$14.54 to US$15.07. Total cash costs decreased from US$344 per ounce to US$315 per ounce, reflecting a decrease in working cost and the gold-in-process adjustment.

Operating profit increased from US$14 million (R85 million) to US$16 million (R102 million) mainly due to the higher gold price.

Capital expenditure for the quarter amounted to US$8 million (R53 million) with the majority of this expenditure incurred in mining the Damang pit cutback and the raising of tailings storage facility embankments. The total volume mined from the Damang pit cutback to date is 4.04 million BCM's which compares favourably with the progressive project plan of 4.05 million BCM's.

Gold production is expected to decrease by around 5 per cent in the September quarter as the proportion of lower grade stockpiles increases, and the high grade Amoanda pit becomes depleted. Unit costs are expected to increase on the back of the lower gold production.

Venezuela
Choco 10

		June 2006	March 2006
Gold sold	- 000'ozs	22.8	5.4
Gold produced	- 000'ozs	19.9	5.4
Yield	- g/t	1.8	1.6
Total cash costs	- US$/oz	293	294

Gold production for the quarter was in line with expectations at 19,900 ounces notwithstanding water shortages which interrupted production during the month of June. Water shortages arose as a result of late seasonal rains which affected the water reservoir supplying the mine. Water supply has been restored with the onset of the rainy season and the mine has embarked on a full, detailed study to reduce the reliance on rain water. Studies are being advanced on supplementing water supply from the reservoir through increased water efficiencies as well as evaluating alternative sources of water in the area.

During the last week of April the process plant achieved nameplate capacity of 5,400 tons per day for a full week but this level of production has yet to be achieved over a full month. The mine received its explosive permit on 12 June 2006 and mining operations continued from the Rosika, Coacia and Pisolita open pits with head grades of 1.94 grams per ton being achieved including the treatment of low grade stockpiles.

Operating costs including gold-in-process movements was US$7 million (R44 million). Total cash costs amounted to US$293 per ounce driven by the current level of grade control drilling. Operating profit was US$7 million (R46 million) for the quarter.

The recapitalization of the process plant has commenced with over US$2 million in capital expenditure for the quarter, with the balance being spent on exploration. A dedicated team has been seconded to site from other Gold Fields operations to oversee the capital projects. Exploration has been ramped up to planned levels with encouraging results indicating extensions at depth at Villa Balazo Karolina as well as along strike and down dip at Rosika.

Proposed changes to the mining law continue to evolve with the most recent draft indicating that fully compliant, operating concessions will be unaffected.

Gold production for the September quarter is expected to improve on current levels but will be affected by a breakdown of the ball mill which has affected production during July. Capital expenditure, including exploration, is forecast to increase in line with previous guidance over the next two quarters.

Australia
St Ives

		June 2006	March 2006
Gold produced	- 000'ozs	116.4	134.3
Yield - Heap leach	- g/t	0.4	0.6
- Milling	- g/t	3.1	3.3
- Combined	- g/t	2.2	2.5
Total cash costs	- A$/oz	522	450
	- US$/oz	389	334

Gold production for the quarter was 116,400 ounces, 13 per cent down from last quarter's 134,300 ounces. The decrease was due to a five day shutdown of the Lefroy mill in April and lower than planned feed grades from open pit and underground operations. The quarter's gold production from the Lefroy mill was 108,700 ounces compared with 125,500 previously. The heap leach produced 7,700 ounces compared with 8,800 ounces, with the decrease resulting from changes to the pad stacking plan and lower irrigation during the quarter.

Total open pit movements and strip ratios continued to increase during the quarter with the continuation of the Thunderer open pit pre-strip. During the quarter 2.8 million bank cubic metres (BCM's) of ore and waste was mined compared with 2.4 million BCM's of ore and waste in the previous quarter. The average strip ratio increased to 7.6 compared with 4.5 previously. Open pit mining operations produced 1.0 million tons of ore for the quarter as compared with 1.2 million tons for the previous quarter. Open pit ore grade decreased to 1.97 grams per ton from 2.20 grams per ton. This was due to additional dilution from restricted working areas at the Agamemnon open pit and lower grades than planned from the Mars open pit as the geological model was overestimating grades. This has resulted in the model being reviewed and an improved model is now anticipated.

Underground operations produced 455,800 tons of ore at 4.3 grams per ton for the quarter compared with 446,400 tons at 4.8 grams per ton in the previous quarter. At the Leviathan complex the final lower grade component of the East Repulse zone was mined and the lower grade Conqueror zone

continued to ramp up reaching full production levels. The Argo underground mine performed consistently with an increase in tonnage offset by a marginal decrease in grade.

Operating costs, including gold-in-process movements, increased from A$58 million (R266 million) to A$65 million (R307 million) for the quarter reflecting additional costs associated with the shutdown of the Lefroy mill (A$1.8 million) in April and write-off of exploration costs previously capitalised arising from the annual review of endowment across the complex (A$2.5 million). Price participation royalties calculated at 10 per cent of the average quarterly gold price above A$600 per ounce was payable during the quarter and increased to A$2.6 million (R17 million) compared with A$2.0 million (R12 million) in the previous quarter due to the higher gold price. Total cash costs increased to A$522 per ounce in the quarter from A$450 per ounce due to the decrease in gold production and the increase in operating costs.

Operating profit at A$33 million (R159 million) was down from the previous quarter's A$42 million (R196 million) as a result of the lower gold production.

Capital expenditure for the June quarter was A$19 million (R90 million) against A$17 million (R79 million) in the March quarter. Mine development capital was consistent with the previous quarter at A$11 million (R52 million) with increased expenditure on the Thunderer pre-strip offset by a reduction in development costs within the Leviathan underground complex. Capitalised exploration expenditure was approximately A$6 million (R29 million) for the quarter, against A$5 million (R23 million) previously.

Gold production and cash costs are expected to improve in the September quarter more in line with historic levels. This will be on the back of increased tonnages processed and increased head grades from the Argo underground and Mars open pit.

Agnew

		June 2006	March 2006
Gold produced	- 000'ozs	49.3	55.9
Yield	- g/t	4.7	5.0
Total cash costs	- A$/oz	400	378
	- US$/oz	298	281

Gold production for the quarter was 49,300 ounces, 12 per cent down from last quarter's 55,900 ounces. This decrease was mainly due to a reduction in tons milled as a consequence of a 2.5 day maintenance shutdown in June, shortages of crushed ore stocks from the crushing circuit due to crusher maintenance in April and intermittent power supply issues. In addition, feed grade reduced quarter on quarter from 5.34 to 5.17 grams per ton as a result of Kim underground delivering lower grades, more in line with its reserve position.

Open pit mining operations at Songvang produced 168,100 tons of ore for the quarter significantly down on the 195,000 tons produced in the March quarter, though ore and waste mining volumes increased to 1.2 million bank cubic metres (BCM's) from 1.0 million BCM's the previous quarter. The pit is now in final cutback configuration and will revert to higher ore production levels by approximately mid-fiscal 2007. The average strip ratio increased to 19.8 compared with 14.3

previously. The increase in total mining volumes resulted from greater efficiencies and improved mining practices. Open pit ore grade increased to 2.1 from 1.8 grams per ton in the previous quarter. Underground operations delivered 114,800 tons of ore at 11.5 grams per ton produced compared with 112,100 tons at 12.2 grams per ton in the March quarter.

Operating costs, including gold-in-process movements, were A$21 million (R100 million) for the June quarter in line with the previous quarter's result. Total cash costs increased to A$400 per ounce in the quarter from A$378 per ounce due to the lower gold production.

Operating profit at A$21 million (R98 million) was in line with the March quarter as the lower gold production was offset by the higher gold price.

Capital expenditure for the June quarter at A$7 million (R32 million) was higher than the March quarter's A$5 million (R24 million). This was due to increased capital development and costs associated with installation of the paste fill plant for the underground operations.

September quarter's gold production is expected to improve over the June quarter's result, whilst cash costs will remain flat. Capital expenditure is expected to increase with the anticipated commencement of an extension to the Leinster village which is anticipated to cost A$6 million (R30 million). This extension will better facilitate the fly-in fly-out arrangement for personnel.

Year ended 30 June 2006 compared with year ended 30 June 2005
Attributable gold production decreased 4 per cent from 4.22 million ounces for the year ended June 2005 to 4.07 million ounces produced in financial 2006. This shortfall was at the South African operations where gold production decreased from 2.82 million ounces to 2.66 million ounces, mainly due to the loss of nearly a week in September 2005 due to the strike and poor performance from Kloof due to mining inflexibility and a labour dispute over the New Year period. At the international operations production was virtually flat at 1.40 million ounces compared with 1.41 million ounces in F2005. This was due to the increase achieved at Tarkwa arising from the benefit of the new mill expansion for a full year as compared with 8 months in the preceding year and the inclusion of the newly acquired Choco 10 mine in Venezuela, effective from 1 March 2006. This was partly offset by the lower production from St Ives which operated the old and new mills during the third quarter of F2005.

Revenue increased by 24 per cent in rand terms (increased 21 per cent in US dollar terms) from R11,756 million (US$1,893 million) to R14,605 million (US$2,282 million). The higher gold price of R107,918 per kilogram (US$524 per ounce) compared with R84,218 per kilogram (US$422 per ounce) achieved in F2005 more than offset the lower production.

Operating costs, including gold-in-process movements, increased from R9,471 million (US$1,525 million) to R10,245 million (US$1,601 million), an increase of R774 million (US$76 million) or 8 per cent. This increase was mainly due to the above inflation wage increases in South Africa, amounting to approximately R230 million (US$36 million), and the significant price increase of important inputs – namely fuel, steel and cyanide to mention but a few together

with the weaker rand when translating costs at the international operations into South African rand. Exchange rates weakened from an average of US$1 = R6.21 to US$1 = R6.40, or 3 per cent and from A$1 = R4.66 to A$1 = R4.79, also 3 per cent year on year. The weaker rand accounted for approximately R90 million (US$14 million) of the cost increase. Added to this was the increase in volumes required as grades on average decreased by 7 per cent year on year. Total cash costs for the Group in rand terms, year on year, increased 12 per cent from R66,041 per kilogram (US$331 per pounce) to R73,746 per kilogram (US$358 per ounce) due to the above factors.

At the South African operations operating costs increased by 3 per cent to R6,884 million for the year compared with R6,660 million the previous year. This was despite above inflation wage increases as this was offset by the cost saving initiatives implemented over the year and the lower production. However, unit cash costs increased 10 per cent from R72,830 to R80,201 per kilogram due to lower production. At the international operations unit cash costs increased by 15 per cent from US$273 per ounce to US$309 per ounce, mainly due to the combined effect of higher stripping ratios and increased cost of inputs driven by the commodities boom.

Operating profit at R4,360 million (US$681 million), compared with R2,286 million (US$368 million) in the previous year, with the group benefiting from the higher gold price in all currencies.

Net earnings were R1,389 million (US$217 million) compared with R128 million (US$21 million) in the previous year. The increase in earnings was largely due to the 90 per cent increase in operating profit.

Earnings excluding gains and losses on financial instruments and foreign debt and exceptional items amounted to R1,230 million (US$192 million) this year compared with R400 million (US$64 million) in financial 2005.

Capital and development projects
Cerro Corona
Gold Fields is continuing to advance its community relations and sustainable development efforts, particularly in the most proximal communities. After a series of meetings, a long-term cooperative community development agreement was reached with the provincial capital of Hualgayoc during April. Many of the communities that are in this province will also benefit from this multi-year agreement, which focuses on health, education and domestic water supplies. Also, in concert with the Ministry of Mines and Energy, Gold Fields led the effort to complete the design of and begin construction of a water treatment plant to alleviate some of the water contamination from historic mine waste outside our property boundaries. The intent in this effort is to demonstrate our commitment to making things better because we are there.

The company continued to work closely with local, typically very small contractors to include them in the construction activities wherever practical and within reasonable economic terms. These small companies are required to meet all of Gold Fields operating standards including the employment of local citizens at the prevailing wage rate. All of the other contractors working on site have a large contingent of locals employed, and with more than 300 locals employed the project is largely welcomed.

San Martin, the mining contractor, has most of its mining and ancillary equipment on the project site and preliminary mine road and site earthworks are well underway. The initial excavations for the process plant and permanent camp are among those that have been started. The water system for the permanent camp is well advanced and nearly ready for service. Space has been added to the construction camp at the former Carolina (Cerro Corona) mill site. There are now facilities to accommodate and service more than 500 workers.

Hatch, the EP contractor continues to advance the process plant and facility detailed engineering work with about 87 per cent of this work now complete. Hatch also continues with the procurement of engineered equipment to assure timely deliveries. Knight Piésold has completed the design of phase I and phase II of the tailings disposal facility. Meanwhile Montgomery - Watson, a well known engineering firm is well advanced with the design and engineering of an alternate tailings disposal facility. The goal in having two very different designs for the same facility is to assure that the most appropriate type is included in the finished project to ensure responsible, safe tailings disposal.

Exploration and corporate development

Gold Fields completed drilling on seven projects during the quarter on its greenfield exploration sites. Its partner North American Palladium (TSX, Amex: "PDL") continued with drilling on the Arctic Platinum Project in Finland as part of their option agreement.

At the Essakane project in Burkina Faso, Gold Fields (earning 60 per cent) together with partner Orezone Resources Inc. (TSX, Amex: "OZN"), completed its drill programme on the Essakane Main Zone ("EMZ') in anticipation of a September resource model completion that will lead into the start of a Bankable Feasibility Study in the following nine to twelve months. Progress is being made on the extensive reassay programme being conducted on past drilling in conjunction with the new drilling. There is a possibility of delay in the resource model if additional laboratory capacity cannot be found to accelerate the sampling programme. Orezone also conducted exploration drilling on three targets outside the Essakane Main Zone funded on a 50:50 basis with Gold Fields.

On the 100 per cent owned Telikan in Guinea a 5,700 metre RAB drilling programme was completed during the quarter over previously defined soil anomalies. Results are still pending that will lead to either the recommendation of additional RC drilling or relinquishment of the project. With partner Glencar Mining plc (AIM: "GEX") approximately 2,700 meters of RC drilling was completed during the quarter on the Bokoro prospect on their 85 per cent Sankarani project in south-western Mali. At the 80 per cent owned Kisenge project in the southern DRC, continued auger drilling has extended the Mpokoto anomaly by an additional one kilometre to almost three kilometres in length. An additional subparallel anomaly, Mpokoto II, has been discovered about two and a half kilometres southwest of the Mpokoto anomaly through auger drilling of saprolite as a follow-up of previous termite mound sampling. Both anomalies will be drilled, and every effort is being made to mobilise a rig to this part of the DRC. The availability of a suitable drilling contractor is proving to be problematic in the present market conditions.

At the Central Victoria project in Australia, aircore drilling continued on the 3.2 kilometre mineralized Lockington horizon on Gold Fields 100 per cent-owned tenements. A second parallel anomaly has been defined by aircore drilling three kilometres to the east of Lockington on the Fosterville East JV where Gold Fields is earning 75 per cent equity. The second anomalous trend now exceeds five kilometres in strike length. In China, field work continues on the Fujian JV with partners Zijin Mining (HKSE: "2899") including geologic mapping and stream sediment sampling of the Fujian epithermal belt and in the Heilongjiang province with local state owned partners SMEI.

GoldQuest Mining Corporation (TSX Venture: "GQC") in which Gold Fields has a 9.75 per cent interest and is earning a 60 per cent interest in various tenements in the Dominican Republic continues to report encouraging drill results from its Las Tres Palmis prospect. Approximately 1,800 meters of diamond drilling was completed during the quarter on four separate targets. At the Corona Consolidated project, a joint venture with Buenaventura, an initial US$1 million of expenditure has been incurred through data compilation and the drilling of approximately 2,500 meters on several prospects. A new company is being formed with partner Buenaventura (NYSE: "BVN") to explore this extensive land holding surrounding Gold Fields 80 per cent Cerro Corona development project. In the El Callao regional exploration surrounding Gold Fields 95 per cent owned Choco 10 mine, fieldwork has begun on the recently acquired Choco 6 concession. An extensive resource drilling programme is in progress at Choco 10 and as soon as this is completed during the next quarter, drilling will resume on the exploration targets being defined.

Corporate

Gold Fields increases stake in Western Areas to 18.9 per cent

During the quarter it was announced on 19 May 2006, that Gold Fields had purchased an additional 18.27 million Western Areas Limited shares. Further to this on 12 July, an additional 3 million Western Areas Limited shares were purchased bringing the total stake in Western Areas to 29.16 million shares, or 18.9 per cent of that Company's total issued share capital.

Significant potential for regional cooperation with our Kloof Gold Mine is achievable, in particular with the Phase Two development of that ore body. We aim to play a role in achieving that cooperation.

Gold Fields announces Mineral Resources of 179.3 million ounces and Ore Reserves of 65.3 million ounces

On 17 May 2006 Gold Fields published its Mineral Resource and Ore Reserve Statement for the six month period ended on 31 December 2005. This represents a change in the reporting cycle, from 30 June to 31 December, in order to align the short and long term planning horizon for the group.

Mineral Resources, inclusive of Ore Reserves, increased by 3 per cent to 179.3 million ounces and Ore Reserves increased by 1 per cent to 65.3 million ounces, both numbers net of depletion. These increases have been achieved despite having to use a SEC mandated 3 year trailing average gold price, which is considerably below prevailing spot prices.

Mineral Resources were calculated using a gold price of R105,000 per kilogram in South Africa; A$650 in Australia; and US$475 in Ghana and Peru.

Ore Reserves were calculated using a gold price of R92,000 per kilogram in South Africa; A$560 in Australia; and US$400 in Ghana and Peru.

The full Mineral Resource and Ore Reserve Declaration is available on the Gold Fields Website at www.goldfields.co.za.

Implications of adopting IFRS 2, share-based payments

IFRS 2, Share-based payments became effective for Gold Fields for the financial year ending 30 June 2006. In terms of the IFRS, Gold Fields now recognises the cost of share options (share-based payments) from 1 July 2005. IFRS 2 requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.

Gold Fields' has adopted an appropriate valuation model to fair value the employee share options. The value of the share options has been determined as of the grant date of the options and has been expensed on a straight-line basis over the vesting period. Based on this model, the following costs for the financial years ended after 7 November 2002 have been accounted for as follows:

F2003   R5.2 million (US$0.8 million)
        (against opening retained earnings)

F2004   R32.6 million (US$5.2 million)
        (against opening retained earnings)

F2005   R52.0 million (US$8.4 million)
        (restatement of F2005 comparatives)

F2006   R67.6 million (US$10.6 million)

The corresponding entry for the above adjustments was shareholders' equity within the share-based payment reserve. The effect on opening shareholders' equity is nil.

The financial 2005 annual net earnings of R180 million (US$29 million) have been restated to R128 million (US$21 million), the difference being the share based costs for that year. This cost of R52 million (US$8 million) has been spread equally over the four quarters in financial 2005. These costs are included in other expenses. Earnings per share, headline earnings, headline earnings per share and diluted earnings per share have also been restated. In F2006 the cost of R67.6 million (US$10.6 million) has been included in other expenses as follows:

Quarter ended
September 2005   R15.6 million (US$2.4 million)
December 2005   R15.6 million (US$2.4 million)
March 2006   R14.6 million (US$2.3 million)
June 2006   R21.8 million (US$3.5 million)

The increase in the quarter ending June 2006 is due to the implementation of the F2005 share plan as approved at the last Annual General Meeting.

Total cash costs – Peer comparison

In order to compare total cash costs with our peer reporting gold companies, a schedule is included below our normal Total cash cost calculation on page 16 to show the effect of capitalising ore reserve development costs.

Off-reef development costs and a portion of direct shaft overheads are capitalised in this pro-forma calculation. Users of this calculation should bear in mind that this methodology would, should it be adopted, result in higher capital expenditure and amortisation.

Dividend

The company's policy is to pay out 50 per cent of its earnings, subject to investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but are adjusted to include cash payments and receipts in relation to such underlying financial instruments. A final dividend has been declared payable to all shareholders as follows:

- final dividend number 65:   110 SA cents per share
- last date to trade cum-dividend: Friday   18 August 2006
- sterling and US dollar conversion date: Monday 21 August 2006
- trading commences ex-dividend: Monday   21 August 2006
- record date: Friday   25 August 2006
- payment date: Monday   28 August 2006

Share certificates may not be dematerialised or rematerialised between Monday, 21 August 2006 and Friday, 25 August 2006, both dates inclusive.

Outlook

Gold production for the September quarter should be marginally higher when compared with the June quarter. Total cash costs should also increase due to the wage increases at the South African operations.

Basis of accounting

The unaudited results for the quarter and year have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the June 2006 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous year-end, except for the adoption of IFRS 2 – share based payments and the adoption of the revised international accounting standards.

Audit review

The year-end results have been reviewed in terms of Rule 3.23 of the listing requirements of the JSE Limited by the Company's auditors, PricewaterhouseCoopers Inc. This unqualified review opinion is available upon request from the Company Secretary and on the web site.

I.D. Cockerill
Chief Executive Officer
3 August 2006

Income statement
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	June 2006	March 2006	Adjusted June 2005	June 2006	Adjusted June 2005
Revenue	4,369.0	3,734.4	3,156.3	14,604.7	11,756.3
Operating costs	2,731.5	2,573.4	2,474.2	10,303.9	9,502.0
Gold inventory change	(22.7)	(26.4)	26.1	(58.8)	(31.4)
Operating profit	1,660.2	1,187.4	656.0	4,359.6	2,285.7
Amortisation and depreciation	423.4	383.6	391.2	1,536.0	1,512.1
Net operating profit	1,236.8	803.8	264.8	2,823.6	773.6
Finance income	35.0	73.5	11.2	126.2	97.5
- Net interest received/(paid)	(5.0)	(6.9)	15.1	5.7	80.6
- Gain/(loss) on foreign debt, net of cash	40.0	80.4	(3.9)	120.5	16.9
Gain/(loss) on financial instruments	23.8	(20.2)	100.3	(24.0)	344.0
Other expenses	(55.6)	(83.5)	(30.6)	(186.9)	(105.3)
Exploration	(94.0)	(33.6)	(60.6)	(247.9)	(197.4)
Profit before tax and exceptional items	1,146.0	740.0	285.1	2,491.0	912.4
Exceptional gain/(loss)	6.2	53.2	(359.2)	63.9	(554.7)
Profit/(loss) before taxation	1,152.2	793.2	(74.1)	2,554.9	357.7
Mining and income taxation	469.1	224.5	(61.7)	938.8	101.5
- Normal taxation	227.0	156.1	57.3	578.3	262.1
- Deferred taxation	242.1	68.4	(119.0)	360.5	(160.6)
Net profit/(loss)	683.1	568.7	(12.4)	1,616.1	256.2
Attributable to:					
- Ordinary shareholders	604.4	483.0	(26.9)	1,388.6	127.7
- Minority shareholders	78.7	85.7	14.5	227.5	128.5
Exceptional items:					
Profit on sale of investments	10.0	28.5	10.0	40.3	50.3
Profit/(loss) on sale of assets / mineral rights	(0.9)	24.5	46.6	23.6	46.6
Harmony hostile bid costs	-	-	(145.1)	-	(315.5)
IAMGold transaction costs	-	-	6.9	-	(57.9)
Retirement of health care obligations	-	-	-	-	(4.8)
Impairment of assets	-	-	(278.1)	-	(278.1)
Other	(2.9)	0.2	0.5	-	4.7
Total exceptional items	6.2	53.2	(359.2)	63.9	(554.7)
Taxation	2.8	(14.1)	56.9	(11.9)	53.9
Net exceptional items after tax and minorities	9.0	39.1	(302.3)	52.0	(500.8)
Net earnings/(loss)	604.4	483.0	(26.9)	1,388.6	127.7
Net earnings/(loss) per share (cents)	122	98	(5)	281	26
Diluted earnings/(loss) per share (cents)	112	97	(5)	270	25
Headline earnings	593.8	445.9	121.6	1,336.6	239.3
Headline earnings per share (cents)	120	90	25	270	49
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	536.0	376.0	216.6	1,230.4	399.9
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	108	76	44	249	81
Gold sold – managed kg	33,875	34,104	35,836	135,332	139,594
Gold price received R/kg	128,974	109,500	88,076	107,918	84,218
Total cash costs R/kg	77,187	73,378	67,773	73,746	66,041

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter			Year ended	
	June 2006	March 2006	Adjusted June 2005	June 2006	Adjusted June 2005
Revenue	682.7	602.2	492.4	2,282.0	1,893.1
Operating costs	426.8	416.5	385.5	1,610.0	1,530.1
Gold inventory change	(3.6)	(4.1)	4.3	(9.2)	(5.1)
Operating profit	259.5	189.8	102.6	681.2	368.1
Amortisation and depreciation	66.2	62.0	60.9	240.0	243.5
Net operating profit	193.3	127.8	41.7	441.2	124.6
Finance income	5.7	11.6	1.6	20.0	15.7
- Net interest received/(paid)	(0.8)	(1.0)	2.3	0.9	13.0
- Gain/(loss) on foreign debt, net of cash	6.5	12.6	(0.7)	19.1	2.7
Gain/(loss) on financial instruments	3.5	(3.3)	15.7	(4.0)	55.4
Other expenses	(8.7)	(13.2)	(4.7)	(29.2)	(17.0)
Exploration	(14.7)	(5.5)	(9.5)	(38.7)	(31.8)
Profit before tax and exceptional items	179.1	117.4	44.8	389.3	146.9
Exceptional gain/(loss)	1.0	8.3	(57.5)	10.0	(89.3)
Profit before taxation	180.1	125.7	(12.7)	399.3	57.6
Mining and income taxation	73.3	35.8	(10.3)	146.7	16.3
- Normal taxation	35.5	25.0	8.8	90.4	42.2
- Deferred taxation	37.8	10.8	(19.1)	56.3	(25.9)
Net profit	106.8	89.9	(2.4)	252.6	41.3
Attributable to:					
- Ordinary shareholders	94.6	76.3	(4.5)	217.1	20.6
- Minority shareholders	12.2	13.6	2.1	35.5	20.7
Exceptional items:					
Profit on sale of investments	1.6	4.4	1.5	6.3	8.1
Profit/(loss) on sale of assets / mineral rights	(0.1)	3.8	7.5	3.7	7.5
Harmony hostile bid costs	-	-	(23.0)	-	(50.8)
IAMGold transaction costs	-	-	1.3	-	(9.3)
Retirement of health care obligations	-	-	-	-	(0.8)
Impairment of assets	-	-	(44.8)	-	(44.8)
Other	(0.5)	0.1	-	-	0.8
Total exceptional items	1.0	8.3	(57.5)	10.0	(89.3)
Taxation	0.4	(2.1)	9.2	(1.9)	8.7
Net exceptional items after tax and minorities	1.4	6.2	(48.3)	8.1	(80.6)
Net earnings	94.6	76.3	(4.5)	217.1	20.6
Net earnings per share (cents)	19	16	(1)	44	4
Diluted earnings per share (cents)	17	16	(1)	42	4
Headline earnings	92.9	70.6	16.3	209.0	38.5
Headline earnings per share (cents)	18	15	4	42	8
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	83.8	59.7	28.2	192.3	64.4
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	17	12	6	39	13
South African rand/United States dollar conversion rate	6.39	6.14	6.39	6.40	6.21
South African rand/Australian dollar conversion rate	4.77	4.56	4.91	4.79	4.66
Gold sold – managed ozs (000)	1,089	1,097	1,152	4,351	4,488
Gold price received $/oz	628	555	429	524	422
Total cash costs $/oz	376	372	330	358	331

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2006	Adjusted June 2005	June 2006	Adjusted June 2005
Property, plant and equipment	23,174.4	16,959.5	3,119.0	2,531.3
Non-current assets	484.0	389.0	65.1	58.1
Investments	2,483.9	992.8	334.3	148.2
Current assets	4,351.2	5,656.1	585.6	844.2
- Other current assets	2,733.7	2,281.1	367.9	340.5
- Cash and deposits	1,617.5	3,375.0	217.7	503.7
Total assets	30,493.5	23,997.4	4,104.0	3,581.8
Shareholders' equity	19,305.1	16,534.1	2,598.3	2,467.8
Deferred taxation	5,106.0	3,249.8	687.2	485.0
Long-term loans	2,021.6	1,176.0	272.1	175.5
Environmental rehabilitation provisions	1,079.3	905.8	145.3	135.2
Post-retirement health care provisions	18.0	24.1	2.4	3.6
Current liabilities	2,963.5	2,107.6	398.7	314.7
- Other current liabilities	2,641.8	1,820.1	355.4	271.8
- Current portion of long-term loans	321.7	287.5	43.3	42.9
Total equity and liabilities	30,493.5	23,997.4	4,104.0	3,581.8
South African rand/US dollar conversion rate			7.43	6.70
South African rand/Australian dollar conversion rate			5.44	5.15

Condensed statement of changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2006	Adjusted June 2005	June 2006	Adjusted June 2005
Balance as at the beginning of the financial year	16,534.1	14,949.3	2,467.8	2,372.9
Minority shareholders interest now reflected in shareholders equity	-	662.9	-	105.2
Adjusted balance at the beginning of the financial year	16,534.1	15,612.2	2,467.8	2,478.1
Currency translation adjustment and other	818.1	852.6	(175.1)	(14.5)
Issue of share capital	1.3	0.4	0.2	0.1
Increase of share premium	116.7	21.7	18.2	3.5
Net revaluation surplus arising on acquisition of subsidiaries	168.7	-	27.3	-
Marked to market valuation of listed investments and instruments	431.7	65.4	67.4	10.5
Dividends	(477.7)	(344.5)	(74.8)	(54.5)
Increase in share based payment reserve	67.6	52.0	10.6	8.4
Net profit attributable to ordinary shareholders	1,388.6	127.7	217.1	20.6
Net profit attributable to minority shareholders	227.5	128.5	35.5	20.7
Increase in minorities	28.5	18.1	4.1	(5.1)
Balance as at the end of June	19,305.1	16,534.1	2,598.3	2,467.8

Reconciliation of headline earnings with net earnings

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	June 2006	Adjusted June 2005	June 2006	Adjusted June 2005
Net earnings	1,388.6	127.7	217.1	20.6
Profit on sale of investments	(40.3)	(50.3)	(6.3)	(8.1)
Taxation effect of profit on sale of investments	1.9	3.1	0.3	0.5
Profit on sale of assets / mineral rights	(23.6)	-	(3.7)	-
Taxation effect of profit on sale of assets	10.0	-	1.6	-
Impairment of assets	-	260.9	-	42.0
Taxation effect of impairment of assets	-	(51.7)	-	(8.3)
Profit on sale of exploration rights	-	(46.6)	-	(7.5)
Other after tax adjustments	-	(3.8)	-	(0.7)
Headline earnings	1,336.6	239.3	209.0	38.5
Headline earnings per share – cents	270	49	42	8
Based on headline earnings as given above divided by 492,922,941 (F2005 - 491,987,508) being the weighted average number of ordinary shares in issue for F2006.				

Cash flow statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Year ended	
	June 2006	March 2006	Adjusted June 2005	June 2006	Adjusted June 2005
Cash flows from operating activities	**1,529.3**	1,116.3	707.9	**3,504.9**	1,792.1
Profit before tax and exceptional items	**1,146.0**	740.0	285.1	**2,491.0**	912.4
Exceptional items	**6.2**	53.2	(359.2)	**63.9**	(554.7)
Amortisation and depreciation	**423.4**	383.6	391.2	**1,536.0**	1,512.1
Change in working capital	**134.3**	228.7	68.1	**(23.8)**	(11.2)
Taxation paid	**(81.3)**	(134.9)	(69.0)	**(351.0)**	(230.6)
Other non-cash items	**(99.3)**	(154.3)	391.7	**(211.2)**	164.1
Dividends paid	**(45.9)**	(235.0)	(48.2)	**(477.7)**	(455.7)
Ordinary shareholders	**-**	(197.7)	(0.1)	**(394.5)**	(344.5)
Minority shareholders in subsidiaries	**(45.9)**	(37.3)	(48.1)	**(83.2)**	(111.2)
Cash flows in investing activities	**(1,582.0)**	(3,139.8)	(403.0)	**(5,481.8)**	(2,199.4)
Capital expenditure – additions	**(662.8)**	(472.8)	(441.8)	**(1,862.4)**	(2,163.8)
Capital expenditure – proceeds on disposal	**10.3**	21.9	23.5	**40.0**	63.6
Purchase of subsidiaries	**(21.7)**	(2,537.6)	-	**(2,559.3)**	-
Purchase of investments	**(851.2)**	(156.1)	(17.2)	**(1,046.2)**	(188.5)
Proceeds on the disposal of investments	**1.6**	8.2	66.1	**18.2**	162.3
Environmental and post-retirement health care payments	**(58.2)**	(3.4)	(33.6)	**(72.1)**	(73.0)
Cash flows from financing activities	**37.4**	835.8	-	**673.0**	(56.9)
Loans received	**-**	986.7	0.1	**986.7**	16.9
Loans repaid	**-**	(147.5)	(0.1)	**(287.5)**	(206.8)
Minority shareholder's loan (repaid) / received	**(33.6)**	(44.0)	-	**(144.2)**	110.9
Shares issued	**71.0**	40.6	-	**118.0**	22.1
Net cash (outflow)/inflow	**(61.2)**	(1,422.7)	256.7	**(1,781.6)**	(919.9)
Translation adjustment	**177.2**	(13.0)	187.5	**24.1**	160.4
Cash at beginning of period	**1,501.5**	2,937.2	2,930.8	**3,375.0**	4,134.5
Cash at end of period	**1,617.5**	1,501.5	3,375.0	**1,617.5**	3,375.0

United States Dollars	Quarter			Year ended	
	June 2006	March 2006	Adjusted June 2005	June 2006	Adjusted June 2005
Cash flows from operating activities	**234.5**	176.4	110.2	**547.7**	287.4
Profit before tax and exceptional items	**179.0**	117.4	44.8	**389.2**	146.9
Exceptional items	**1.0**	8.3	(57.5)	**10.0**	(89.3)
Amortisation and depreciation	**66.2**	62.0	60.9	**240.0**	243.5
Change in working capital	**21.0**	34.6	11.1	**(3.7)**	(1.8)
Taxation paid	**(17.1)**	(22.0)	(12.5)	**(54.8)**	(38.4)
Other non-cash items	**(15.6)**	(23.9)	63.4	**(33.0)**	26.5
Dividends paid	**(7.2)**	(38.2)	(7.2)	**(74.8)**	(71.8)
Ordinary shareholders	**-**	(32.4)	-	**(61.8)**	(54.5)
Minority shareholders in subsidiaries	**(7.2)**	(5.8)	(7.2)	**(13.0)**	(17.3)
Cash flows in investing activities	**(247.3)**	(509.9)	(61.7)	**(873.8)**	(354.3)
Capital expenditure – additions	**(103.6)**	(75.9)	(67.9)	**(291.0)**	(348.4)
Capital expenditure – proceeds on disposal	**1.7**	3.4	3.7	**6.3**	10.2
Purchase of subsidiaries	**(3.5)**	(413.6)	(2.5)	**(417.1)**	(30.4)
Purchase of investments	**(133.0)**	(24.5)	2.9	**(163.5)**	18.6
Proceeds on the disposal of investments	**0.2**	1.3	7.5	**2.8**	7.5
Environmental and post-retirement health care payments	**(9.1)**	(0.6)	(5.4)	**(11.3)**	(11.8)
Cash flows from financing activities	**9.7**	129.8	1.2	**108.5**	(9.1)
Loans received	**3.8**	154.2	-	**158.0**	2.7
Loans repaid	**-**	(23.4)	0.4	**(44.9)**	(33.3)
Minority shareholder's loan (repaid) / received	**(5.2)**	(7.3)	0.8	**(23.0)**	17.9
Shares issued	**11.1**	6.3	-	**18.4**	3.6
Net cash (outflow)/inflow	**(10.3)**	(241.9)	42.5	**(292.4)**	(147.8)
Translation adjustment	**(11.1)**	19.9	(13.0)	**6.4**	(4.8)
Cash at beginning of period	**239.1**	461.1	474.2	**503.7**	656.3
Cash at end of period	**217.7**	239.1	503.7	**217.7**	503.7

Hedging / Derivatives

Policy

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.

Position at end of June 2006

On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$37.8 million not yet realised in cash is detailed below:

Payment value dates	Future cash flows - A$ million
30 June 2006	12.9
29 September 2006	12.6
29 December 2006	12.3
TOTAL	37.8

The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:

US Dollars / Australian Dollars call options	
Year ended 30 June	2007
Australian dollar call options:	
Amount (US dollars) - 000's	75,000
Average strike price - (US$/A$)	0.7670

The marked to market value of all transactions making up the positions in the above table was a positive US$0.3 million. This was based on an exchange rate of A$/US$ 0.7315. The value was based on the prevailing interest rates and volatilities at the time.

US Dollars / Rand forward purchases	
Year ended 30 June	2007
Forward purchases:	
Amount (US Dollars) - 000's	30,000
Average rate - (ZAR/US$)	6.8319

The marked to market value of all transactions making up the positions in the above table was a positive R20.2 million (US$2.7 million). The value was based on an exchange rate of ZAR/US$7.43 and the prevailing interest rates and volatilities at the time. Rand forward purchases of US$30 million matured on 5 June 2006. These were extended to mature on 5 December 2006, resulting in a cash inflow of R6.2 million.

Total cash costs

Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated

		Total Mine Operations	South African Operations				International Operations					
								Ghana		Venezuela	Australia #	
			Total	Driefontein	Kloof	Beatrix	Total	Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating costs (1)	June 2006	**2,731.5**	**1,775.8**	**703.3**	**666.7**	**405.8**	**955.7**	**370.1**	**125.6**	**41.1**	**316.8**	**102.1**
	March 2006	2,573.4	1,704.9	680.5	615.6	408.8	868.5	344.1	123.4	14.9	292.7	93.4
	Financial year ended	10,303.9	6,884.4	2,714.4	2,555.3	1,614.7	3,419.5	1,354.7	496.4	56.0	1,121.0	391.4
Gold-in-process and	June 2006	(17.5)	-	-	-	-	(17.5)	(7.7)	(3.9)	2.9	(6.9)	(1.9)
inventory change*	March 2006	(17.4)	-	-	-	-	(17.4)	(0.7)	4.0	(5.4)	(18.2)	2.9
	Financial year ended	(37.9)	-	-	-	-	(37.9)	(25.4)	(17.7)	(2.5)	(25.5)	(2.2)
Less: Rehabilitation costs	June 2006	9.9	9.5	2.8	4.1	2.6	0.4	0.4	-	-	-	-
	March 2006	9.8	9.4	2.8	4.1	2.5	0.4	0.4	-	-	-	-
	Financial year ended	39.2	37.7	11.2	16.4	10.1	1.5	1.5	-	-	-	-
Production taxes	June 2006	7.9	7.9	3.7	3.5	0.7	-	-	-	-	-	-
	March 2006	8.7	8.7	4.1	3.3	1.3	-	-	-	-	-	-
	Financial year ended	33.7	33.7	15.6	14.3	3.8	-	-	-	-	-	-
General and admin	June 2006	95.9	51.7	22.7	18.5	10.5	44.2	21.6	3.2	3.7	9.0	6.7
	March 2006	87.1	48.5	20.4	17.5	10.6	38.6	20.1	3.0	0.4	10.4	4.7
	Financial year ended	364.8	212.1	89.2	77.5	45.4	152.7	73.8	12.2	4.1	37.4	25.2
Exploration costs	June 2006	40.0	-	-	-	-	40.0	-	13.1	-	22.6	4.3
	March 2006	-	-	-	-	-	-	-	-	-	-	-
	Financial year ended	40.0	-	-	-	-	40.0	-	13.1	-	22.6	4.3
Cash operating costs	**June 2006**	**2,560.3**	**1,706.7**	**674.1**	**640.6**	**392.0**	**853.6**	**340.4**	**105.4**	**40.3**	**278.3**	**89.2**
	March 2006	2,450.4	1,638.3	653.2	590.7	394.4	812.1	322.9	124.4	9.1	264.1	91.6
	Financial year ended	9,788.3	6,600.9	2,598.4	2,447.1	1,555.4	3,187.4	1,254.0	488.8	49.4	1,035.5	359.7
Plus: Production taxes	June 2006	7.9	7.9	3.7	3.5	0.7	-	-	-	-	-	-
	March 2006	8.7	8.7	4.1	3.3	1.3	-	-	-	-	-	-
	Financial year ended	33.7	33.7	15.6	14.3	3.8	-	-	-	-	-	-
Royalties	June 2006	46.5	-	-	-	-	46.5	21.2	6.7	2.5	11.4	4.7
	March 2006	43.4	-	-	-	-	43.4	19.8	6.5	0.7	11.6	4.8
	Financial year ended	158.2	-	-	-	-	158.2	71.6	23.6	3.2	41.5	18.3
TOTAL CASH COSTS (2)	**June 2006**	**2,614.7**	**1,714.6**	**677.8**	**644.1**	**392.7**	**900.1**	**361.6**	**112.1**	**42.8**	**289.7**	**93.9**
	March 2006	2,502.5	1,647.0	657.3	594.0	395.7	855.5	342.7	130.9	9.8	275.7	96.4
	Financial year ended	9,980.2	6,634.6	2,614.0	2,461.4	1,559.2	3,345.6	1,325.6	512.4	52.6	1,077.0	378.0
Plus: Amortisation*	June 2006	388.2	173.5	75.2	70.0	28.3	214.7	56.2	6.0	13.0	139.5	
	March 2006	348.9	153.0	60.9	57.7	34.4	195.9	61.5	6.1	0.2	128.1	
	Financial year ended	1,409.4	626.8	258.9	256.2	111.7	782.6	232.8	25.1	13.2	511.5	
Rehabilitation	June 2006	9.9	9.5	2.8	4.1	2.6	0.4	0.4	-	-	-	
	March 2006	9.8	9.4	2.8	4.1	2.5	0.4	0.4	-	-	-	
	Financial year ended	39.2	37.7	11.2	16.4	10.1	1.5	1.5	-	-	-	
TOTAL PRODUCTION COSTS (3)	**June 2006**	**3,012.8**	**1,897.6**	**755.8**	**718.2**	**423.6**	**1,115.2**	**418.2**	**118.1**	**55.8**	**523.1**	
	March 2006	2,861.2	1,809.4	721.0	655.8	432.6	1,051.8	404.6	137.0	10.0	500.2	
	Financial year ended	11,428.8	7,299.1	2,884.1	2,734.0	1,681.0	4,129.7	1,559.9	537.5	65.8	1,966.5	
Gold sold – thousand ounces	**June 2006**	**1,089.1**	**668.8**	**285.1**	**236.0**	**147.7**	**420.3**	**176.0**	**55.7**	**22.8**	**116.4**	**49.3**
	March 2006	1,096.5	646.4	284.5	207.1	154.9	450.0	192.4	62.0	5.4	134.3	55.9
	Financial year ended	4,351.0	2,659.7	1,149.5	914.0	596.1	1,691.4	709.2	235.1	28.3	496.4	222.4
TOTAL CASH COSTS	**June 2006**	**376**	**401**	**372**	**427**	**416**	**335**	**321**	**315**	**293**	**389**	**298**
- US$/oz	March 2006	372	415	376	467	416	310	290	344	294	334	281
	Financial year ended	358	390	355	421	409	309	292	341	294	339	266
TOTAL PRODUCTION COSTS	**June 2006**	**433**	**444**	**415**	**476**	**449**	**415**	**372**	**332**	**383**	**494**	
- US$/oz	March 2006	425	456	413	516	455	381	343	360	300	428	
	Financial year ended	410	429	392	467	441	382	344	357	367	427	

DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2) Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3) Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R6.39 and US$1 = R6.14 for the June and March 2006 quarters respectively. For F2006 average rate US$1 = R6.40.
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

TOTAL CASH COSTS EXCLUDING ORE RESERVE DEVELOPMENT COSTS (IN LINE WITH PEER GROUP REPORTING)

		Total Mine Operations	Total	Driefontein	Kloof	Beatrix	Total	Tarkwa	Damang	Choco 10	St Ives	Agnew
TOTAL CASH COSTS	**June 2006**	**2,614.7**	**1,714.6**	**677.8**	**644.1**	**392.7**	**900.1**	**361.6**	**112.1**	**42.8**	**289.7**	**93.9**
	March 2006	2,502.5	1,647.0	657.3	594.0	395.7	855.5	342.7	130.9	9.8	275.7	96.4
	Financial year ended	9,980.2	6,634.6	2,614.0	2,461.4	1559.2	3,345.6	1,325.6	512.4	52.6	1,077.0	378.0
Less:	June 2006	210.3	210.3	82.0	71.2	57.1	-	-	-	-	-	-
Ore reserve development costs	March 2006	184.8	184.8	66.7	64.0	54.1	-	-	-	-	-	-
	Financial year ended	774.8	774.8	294.8	265.0	215.0	-	-	-	-	-	-
ADJUSTED TOTAL CASH COSTS	June 2006	2,404.4	1,504.3	595.8	572.9	335.6	900.1	361.6	112.1	42.8	289.7	93.9
	March 2006	2,317.7	1,462.2	590.6	530.0	341.6	855.5	342.7	130.9	9.8	275.7	96.4
	Financial year ended	9,205.4	5,859.8	2,319.2	2,916.4	1,344.2	3,345.6	1,325.6	512.4	52.6	1,077.0	378.0
Gold sold – kilograms	June 2006	33,875	20,803	8,869	7,340	4,594	13,072	5,475	1,733	710	3,622	1,532
	March 2006	34,104	20,106	8,849	6,440	4,817	13,998	5,984	1,929	169	4,176	1,740
	Financial year ended	135,332	82,725	35,755	28,429	18,541	52,607	22,060	7,312	879	15,440	6,916
Gold sold – thousand ounces	June 2006	1,089.1	668.8	285.1	236.0	147.7	420.3	176.0	55.7	22.8	116.4	49.3
	March 2006	1,096.5	646.4	284.5	207.1	154.9	450.0	192.4	62.0	5.4	134.3	55.9
	Financial year ended	4,351.0	2,659.7	1,149.5	914.0	596.1	1,691.4	709.2	235.1	28.3	496.4	222.4
ADJUSTED TOTAL CASH COSTS	**June 2006**	**70,979**	**72,312**	**67,178**	**78,052**	**73,052**	**68,857**	**66,046**	**64,686**	**60,282**	**79,983**	**61.292**
- R/kilogram	March 2006	67,960	72,725	66,742	82,298	70,916	61,116	57,269	67,859	57,988	66,020	55,402
	Financial year ended	68,021	70,835	64,864	77,259	72,499	63,596	60,091	70,077	59,841	69,754	54,656
ADJUSTED TOTAL CASH COSTS	**June 2006**	**345**	**352**	**327**	**380**	**356**	**335**	**321**	**315**	**293**	**389**	**298**
- US$/oz	March 2006	344	368	338	417	359	310	290	344	294	334	281
	Financial year ended	331	344	315	375	352	309	292	341	294	339	266

Note: Users of the restated total cash cost number must bear in mind that this methodology will result in higher capital expenditure and amortisation.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	June 2006	12,651	3,614	1,738	992	884
	March 2006	12,738	3,585	1,831	849	905
	Financial year ended	49,366	14,084	6,867	3,666	3,551
Yield (grams per ton)	June 2006	2.7	5.8	5.1	7.4	5.2
	March 2006	2.7	5.6	4.8	7.6	5.3
	Financial year ended	2.7	5.9	5.2	7.8	5.2
Gold produced (kilograms)	June 2006	33,783	20,803	8,869	7,340	4,594
	March 2006	34,104	20,106	8,849	6,440	4,817
	Financial year ended	135,240	82,725	35,755	28,429	18,541
Gold sold (kilograms)	June 2006	33,875	20,803	8,869	7,340	4,594
	March 2006	34,104	20,106	8,849	6,440	4,817
	Financial year ended	135,332	82,725	35,755	28,429	18,541
Gold price received (Rand per kilogram)	June 2006	128,974	129,164	128,932	129,360	129,299
	March 2006	109,500	108,813	108,487	109,224	108,864
	Financial year ended	107,918	107,698	107,384	107,890	108,009
Total cash costs (Rand per kilogram)	June 2006	77,187	82,421	76,423	87,752	85,481
	March 2006	73,378	81,916	74,280	92,236	82,147
	Financial year ended	73,746	80,201	73,109	86,581	84,095
Total production costs (Rand per kilogram)	June 2006	88,939	91,218	85,218	97,847	92,207
	March 2006	83,896	89,993	81,478	101,832	89,807
	Financial year ended	84,450	88,233	80,663	96,169	90,664
Operating costs (Rand per ton)	June 2006	216	491	405	672	459
	March 2006	202	476	372	725	452
	Financial year ended	209	489	395	697	455
Financial Results (Rand million)						
Revenue	June 2006	4,369.0	2,687.0	1,143.5	949.5	594.0
	March 2006	3,734.4	2,187.8	960.0	703.4	524.4
	Financial year ended	14,604.7	8,909.3	3,839.5	3,067.2	2,002.6
Operating costs	June 2006	2,731.5	1,775.8	703.3	666.7	405.8
	March 2006	2,573.4	1,704.9	680.5	615.6	408.8
	Financial year ended	10,303.9	6,884.4	2,714.4	2,555.3	1,614.7
Gold inventory change	June 2006	(22.7)	-	-	-	-
	March 2006	(26.4)	-	-	-	-
	Financial year ended	(58.8)	-	-	-	-
Operating profit	**June 2006**	**1,660.2**	**911.2**	**440.2**	**282.8**	**188.2**
	March 2006	1,187.4	482.9	279.5	87.8	115.6
	Financial year ended	4,359.6	2,024.9	1,125.1	511.9	387.9
Amortisation of mining assets	June 2006	393.5	173.5	75.2	70.0	28.3
	March 2006	357.9	153.0	60.9	57.7	34.4
	Financial year ended	1,430.4	626.8	258.9	256.2	111.7
Net operating profit	**June 2006**	**1,266.7**	**737.7**	**365.0**	**212.8**	**159.9**
	March 2006	829.5	329.9	218.6	30.1	81.2
	Financial year ended	2,929.2	1,398.1	866.2	255.7	276.2
Other income/(expense)	June 2006	(20.1)	(37.0)	(11.8)	(10.6)	(14.6)
	March 2006	(25.0)	(29.6)	(9.8)	(8.5)	(11.3)
	Financial year ended	(114.4)	(137.4)	(44.1)	(39.7)	(53.6)
Profit before taxation	**June 2006**	**1,246.6**	**700.7**	**353.2**	**202.2**	**145.3**
	March 2006	804.5	300.3	208.8	21.6	69.9
	Financial year ended	2,814.8	1,260.7	822.1	216.0	222.6
Mining and income taxation	June 2006	424.4	253.0	119.1	73.7	60.2
	March 2006	202.5	104.8	63.9	9.5	31.4
	Financial year ended	882.9	405.6	243.5	66.5	95.6
- Normal taxation	June 2006	204.5	88.0	87.8	-	0.2
	March 2006	115.1	59.8	59.8	-	-
	Financial year ended	500.4	201.7	201.5	-	0.2
- Deferred taxation	June 2006	219.9	165.0	31.3	73.7	60.0
	March 2006	87.4	45.0	4.1	9.5	31.4
	Financial year ended	382.5	203.9	42.0	66.5	95.4
Profit before exceptional items	**June 2006**	**822.2**	**447.7**	**234.1**	**128.5**	**85.1**
	March 2006	602.0	195.5	144.9	12.1	38.5
	Financial year ended	1,931.9	855.1	578.6	149.5	127.0
Exceptional items	June 2006	0.6	4.8	0.1	0.1	4.6
	March 2006	22.7	23.6	0.8	16.7	6.1
	Financial year ended	26.0	29.6	1.0	16.8	11.8
Net profit	**June 2006**	**822.8**	**452.5**	**234.2**	**128.6**	**89.7**
	March 2006	624.7	219.1	145.7	28.8	44.6
	Financial year ended	1,957.9	884.7	579.6	166.3	138.8
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	June 2006	797.1	449.7	234.2	128.6	86.9
	March 2006	612.5	204.5	145.1	18.6	40.8
	Financial year ended	1,929.0	866.7	579.0	156.1	131.6
Capital expenditure	**June 2006**	**513.8**	**227.7**	**87.1**	**66.1**	**74.5**
	March 2006	424.4	164.3	54.3	45.8	64.2
	Financial year ended	1,644.9	694.1	248.7	208.0	237.4
	Planned for next six months to December 2006	1,532.7	474.6	148.7	194.3	131.6

Operating and financial results

South African Rand	Total	International Operations				
		Ghana		Venezuela	Australia #	
	Total	Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating Results						
Ore milled/treated (000 tons) June 2006	9,037	5,381	1,302	348	1,682	324
March 2006	9,153	5,671	1,375	106	1,654	347
Financial year ended	35,282	21,487	5,328	454	6,690	1,323
Yield (grams per ton) June 2006	1.4	1.0	1.3	1.6	2.2	4.7
March 2006	1.5	1.1	1.4	1.6	2.5	5.0
Financial year ended	1.5	1.0	1.4	1.7	2.3	5.2
Gold produced (kilograms) June 2006	12,980	5,475	1,733	618	3,622	1,532
March 2006	13,998	5,984	1,929	169	4,176	1,740
Financial year ended	52,515	22,060	7,312	787	15,440	6,916
Gold sold (kilograms) June 2006	13,072	5,475	1,733	710	3,622	1,532
March 2006	13,998	5,984	1,929	169	4,176	1,740
Financial year ended	52,607	22,060	7,312	879	15,440	6,916
Gold price received (Rand per kilogram) June 2006	128,672	128,858	129,140	126,056	128,548	128,982
March 2006	110,487	110,478	109,850	109,467	110,632	110,977
Financial year ended	108,263	108,200	107,741	122,867	108,096	107,533
Total cash costs (Rand per kilogram) June 2006	68,857	66,046	64,686	60,282	79,983	61,292
March 2006	61,116	57,269	67,859	57,988	66,020	55,402
Financial year ended	63,596	60,091	70,077	59,841	69,754	54,656
Total production costs (Rand per kilogram) June 2006	85,312	76,384	68,148	78,592	101,494	
March 2006	75,139	67,614	71,021	59,172	84,550	
Financial year ended	78,501	70,712	73,509	74,858	87,963	
Operating costs (Rand per ton) June 2006	106	69	96	118	188	315
March 2006	95	61	90	141	177	269
Financial year ended	97	63	93	123	168	296
Financial Results (Rand million)						
Revenue June 2006	1,682.0	705.5	223.8	89.5	465.6	197.6
March 2006	1,546.6	661.1	211.9	18.5	462.0	193.1
Financial year ended	5,695.4	2,386.9	787.8	108.0	1,669.0	743.7
Operating costs June 2006	955.7	370.1	125.6	41.1	316.8	102.1
March 2006	868.5	344.1	123.4	14.9	292.7	93.4
Financial year ended	3,419.5	1,354.7	496.4	56.0	1,121.0	391.4
Gold inventory change June 2006	(22.7)	(9.5)	(3.9)	2.9	(9.7)	(2.5)
March 2006	(26.4)	(1.8)	4.0	(5.4)	(26.6)	3.4
Financial year ended	(58.8)	(32.9)	17.7	(2.5)	(37.5)	(3.6)
Operating profit **June 2006**	**749.0**	**344.9**	**102.1**	**45.5**	**158.5**	**98.0**
March 2006	704.5	318.8	84.5	9.0	195.9	96.3
Financial year ended	2,334.7	1,065.1	273.7	54.5	585.5	355.9
Amortisation of mining assets June 2006	220.0	58.0	6.0	13.0	143.0	
March 2006	204.9	62.6	6.1	0.2	136.0	
Financial year ended	803.6	240.3	25.1	13.2	525.0	
Net operating profit **June 2006**	**529.0**	**286.9**	**96.1**	**32.5**	**113.5**	
March 2006	499.6	256.2	78.4	8.8	156.2	
Financial year ended	1,531.1	824.8	248.6	41.3	416.4	
Other income/(expense) June 2006	16.9	1.4	5.0	0.3	10.2	
March 2006	4.6	(1.2)	0.6	(1.2)	6.4	
Financial year ended	23.0	6.0	5.9	(0.9)	12.0	
Profit before taxation **June 2006**	**545.9**	**288.3**	**101.1**	**32.8**	**123.7**	
March 2006	504.2	255.0	79.0	7.6	162.6	
Financial year ended	1,554.1	830.8	254.5	40.4	428.4	
Mining and income taxation June 2006	171.4	84.2	28.8	16.1	42.3	
March 2006	97.7	12.8	21.9	3.3	59.7	
Financial year ended	477.3	203.3	80.3	19.4	174.3	
- Normal taxation June 2006	116.5	65.0	19.3	16.1	16.1	
March 2006	55.3	19.6	16.0	3.3	16.4	
Financial year ended	298.7	166.4	53.1	19.4	59.8	
- Deferred taxation June 2006	54.9	19.2	9.5	-	26.2	
March 2006	42.4	(6.8)	5.9	-	43.3	
Financial year ended	178.6	36.9	27.2	-	114.5	
Profit before exceptional items **June 2006**	**374.5**	**204.1**	**72.3**	**16.7**	**81.4**	
March 2006	406.5	242.2	57.1	4.3	102.9	
Financial year ended	1,076.8	627.5	174.2	21.0	254.1	
Exceptional items June 2006	(4.2)	-	-	-	(4.2)	
March 2006	(0.9)	-	-	-	(0.9)	
Financial year ended	(3.6)	(1.3)	-	-	(2.3)	
Net profit **June 2006**	**370.3**	**204.1**	**72.3**	**16.7**	**77.2**	
March 2006	405.6	242.2	57.1	4.3	102.0	
Financial year ended	1,073.2	626.2	174.2	21.0	251.8	
Net profit excluding gains and losses on financial June 2006	347.4	199.7	70.1	16.7	60.9	
instruments and foreign debt and exceptional March 2006	408.0	242.5	57.8	4.3	103.4	
items Financial year ended	1,062.3	625.5	173.4	21.0	242.4	
Capital expenditure **June 2006**	**286.1**	**84.1**	**53.4**	**26.8**	**90.2**	**31.6**
March 2006	260.1	100.0	50.5	6.5	79.4	23.7
Financial year ended	950.8	299.7	163.8	33.3	336.5	117.7
Planned for next six months to December 2006	1,058.1	398.3	104.8	101.8	335.7	117.5

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

United States Dollars	Total Mine Operations	South African Operations			
		Total	Driefontein	Kloof	Beatrix
Operating Results					
Ore milled/treated (000 tons) June 2006	12,651	3,614	1,738	992	884
March 2006	12,738	3,585	1,831	849	905
Financial year ended	49,366	14,084	6,867	3,666	3,551
Yield (ounces per ton) June 2006	0.086	0.185	0.164	0.238	0.167
March 2006	0.086	0.180	0.155	0.244	0.171
Financial year ended	0.088	0.189	0.167	0.249	0.168
Gold produced (000 ounces) June 2006	1,086.1	668.8	285.1	236.0	147.7
March 2006	1,096.5	646.4	284.5	207.1	154.9
Financial year ended	4,348.1	2,659.7	1,149.5	914.0	596.1
Gold sold (000 ounces) June 2006	1,089.1	668.8	285.1	236.0	147.7
March 2006	1,096.5	646.4	284.5	207.1	154.9
Financial year ended	4,351.0	2,659.7	1,149.5	914.0	596.1
Gold price received (dollars per ounce) June 2006	628	629	628	630	629
March 2006	555	551	550	553	551
Financial year ended	524	523	522	524	525
Total cash costs (dollars per ounce) June 2006	376	401	372	427	416
March 2006	372	415	376	467	416
Financial year ended	358	390	355	421	409
Total production costs (dollars per ounce) June 2006	433	444	415	476	449
March 2006	425	456	413	516	455
Financial year ended	410	429	392	467	441
Operating costs (dollars per ton) June 2006	34	77	63	105	72
March 2006	33	77	61	118	74
Financial year ended	33	76	62	109	71
Financial Results ($ million) June 2006					
Revenue June 2006	682.7	419.8	178.7	148.4	92.8
March 2006	602.2	353.4	155.0	114.0	84.5
Financial year ended	2,282.0	1,392.1	599.9	479.3	312.9
Operating costs June 2006	426.8	277.5	109.9	104.2	63.4
March 2006	416.5	276.2	110.2	99.8	66.2
Financial year ended	1,610.0	1,075.7	424.1	399.3	252.3
Gold inventory change June 2006	(3.6)	-	-	-	-
March 2006	(4.1)	-	-	-	-
Financial year ended	(9.2)	-	-	-	-
Operating profit **June 2006**	**259.5**	**142.4**	**68.8**	**44.2**	**29.4**
March 2006	189.8	77.3	44.8	14.1	18.3
Financial year ended	681.3	316.4	175.8	80.0	60.6
Amortisation of mining assets June 2006	61.6	27.1	11.8	10.9	4.4
March 2006	57.9	24.8	9.9	9.4	5.5
Financial year ended	223.6	97.9	40.5	40.0	17.5
Net operating profit **June 2006**	**198.2**	**115.3**	**57.0**	**33.3**	**25.0**
March 2006	132.0	52.5	35.0	4.7	12.8
Financial year ended	458.0	218.5	135.3	40.0	43.2
Other income/(expenses) June 2006	(3.2)	(5.8)	(1.8)	(1.7)	(2.3)
March 2006	(4.0)	(4.8)	(1.6)	(1.4)	(1.8)
Financial year ended	(17.9)	(21.5)	(6.9)	(6.2)	(8.4)
Profit before taxation **June 2006**	**195.0**	**109.5**	**55.2**	**31.6**	**22.7**
March 2006	127.9	47.7	33.4	3.4	10.9
Financial year ended	440.1	197.0	128.5	33.8	34.8
Mining and income taxation June 2006	66.4	39.5	18.6	11.5	9.4
March 2006	32.4	16.5	10.2	1.4	4.9
Financial year ended	138.1	63.4	38.0	10.4	14.9
- Normal taxation June 2006	32.1	13.8	13.7	-	-
March 2006	18.5	9.5	9.5	-	-
Financial year ended	78.3	31.5	31.5	-	-
- Deferred taxation June 2006	34.4	25.8	4.9	11.5	9.4
March 2006	13.9	7.0	0.7	1.4	4.9
Financial year ended	59.8	31.9	6.6	10.4	14.9
Profit before exceptional items **June 2006**	**128.6**	**70.0**	**36.6**	**20.1**	**13.3**
March 2006	95.6	31.2	23.2	1.9	6.0
Financial year ended	302.0	133.6	90.4	23.4	19.8
Exceptional items June 2006	0.1	0.8	-	-	0.7
March 2006	3.6	3.7	0.1	2.6	1.0
Financial year ended	4.1	4.6	0.2	2.6	1.8
Net profit **June 2006**	**128.7**	**70.7**	**36.6**	**20.1**	**14.0**
March 2006	99.1	34.8	23.3	4.5	7.0
Financial year ended	306.0	138.2	90.6	26.0	21.7
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items June 2006	124.5	70.2	36.5	20.1	13.6
March 2006	97.2	32.6	23.2	2.9	6.4
Financial year ended	301.4	135.4	90.5	24.4	20.6
Capital expenditure ($ million) **June 2006**	**79.8**	**35.1**	**13.1**	**10.3**	**11.6**
March 2006	68.9	27.0	9.3	7.4	10.3
Financial year ended	257.0	108.5	38.9	32.5	37.1
Planned for next six months to December 2006	206.3	63.9	20.0	26.2	17.7

Average exchange rates are US$1 = R6.39 and US$1 = R6.14 for the June 2006 and March 2006 quarters respectively.

Figures may not add as they are rounded independently.

Operating and financial results

United States Dollars		International Operations						Australian Dollars	
			Ghana		Venezuela	Australia #		Australia #	
		Total	Tarkwa	Damang	Choco 10	St Ives	Agnew	St Ives	Agnew
Operating Results									
Ore milled/treated (000 tons)	June 2006	9,037	5,381	1,302	348	1,682	324	1,682	324
	March 2006	9,153	5,671	1,375	106	1,654	347	1,654	347
	Financial year ended	35,282	21,487	5,328	454	6,690	1,323	6,690	1,323
Yield (ounces per ton)	June 2006	0.046	0.033	0.043	0.057	0.069	0.152	0.069	0.152
	March 2006	0.049	0.034	0.045	0.051	0.081	0.161	0.081	0.161
	Financial year ended	0.048	0.033	0.044	0.056	0.074	0.168	0.074	0.168
Gold produced (000 ounces)	June 2006	417.3	176.0	55.7	19.9	116.4	49.3	116.4	49.3
	March 2006	450.0	192.4	62.0	5.4	134.3	55.9	134.3	55.9
	Financial year ended	1,688.4	709.2	235.1	25.3	496.4	222.4	496.4	222.4
Gold sold (000 ounces)	June 2006	420.3	176.0	55.7	22.8	116.4	49.3	116.4	49.3
	March 2006	450.0	192.4	62.0	5.4	134.3	55.9	134.3	55.9
	Financial year ended	1,691.4	709.2	235.1	28.3	496.4	222.4	496.4	222.4
Gold price received (dollars per ounce)	June 2006	626	627	629	614	626	628	838	841
	March 2006	560	560	556	555	560	562	755	757
	Financial year ended	526	526	524	604	525	523	702	698
Total cash costs (dollars per ounce)	June 2006	335	321	315	293	389	298	522	400
	March 2006	310	290	344	294	334	281	450	378
	Financial year ended	309	292	341	294	339	266	453	355
Total production costs (dollars per ounce)	June 2006	415	372	332	383	494		662	
	March 2006	381	343	360	300	428		577	
	Financial year ended	362	344	357	367	427		571	
Operating costs (dollars per ton)	June 2006	17	11	15	18	29	49	39	66
	March 2006	15	10	15	23	29	44	39	59
	Financial year ended	15	10	15	20	26	46	35	62
Financial Results ($ million)									
Revenue	June 2006	263.0	110.2	35.0	14.0	72.8	31.0	97.7	41.5
	March 2006	248.8	106.2	34.1	3.0	74.3	31.1	100.0	42.0
	Financial year ended	890.1	373.0	123.1	17.1	260.8	116.2	348.4	155.3
Operating costs	June 2006	149.3	57.8	19.6	6.4	49.5	16.0	66.5	21.4
	March 2006	140.3	55.6	20.0	2.4	47.2	15.1	63.6	20.5
	Financial year ended	534.3	211.7	77.6	8.8	175.2	61.1	234.0	81.7
Gold inventory change	June 2006	(3.6)	(1.5)	(0.6)	0.5	(1.5)	(0.4)	(2.0)	(0.5)
	March 2006	(4.1)	(0.3)	0.7	(0.9)	(4.2)	0.6	(5.5)	0.7
	Financial year ended	(9.2)	(5.1)	2.8	(0.4)	(5.9)	(0.5)	(7.8)	(0.8)
Operating profit	**June 2006**	**117.2**	**53.9**	**16.0**	**7.1**	**24.8**	**15.4**	**33.3**	**20.6**
	March 2006	112.6	51.0	13.5	1.5	31.3	15.4	42.0	20.9
	Financial year ended	364.9	166.4	42.8	8.6	91.5	55.6	122.2	74.3
Amortisation of mining assets	June 2006	34.5	9.1	0.9	2.1	22.3		30.0	
	March 2006	33.1	10.1	1.0	-	22.0		29.6	
	Financial year ended	125.6	37.5	3.9	2.1	82.0		109.6	
Net operating profit	**June 2006**	**83.0**	**44.8**	**15.0**	**5.1**	**17.8**		**23.8**	
	March 2006	79.5	40.8	12.5	1.4	24.7		33.3	
	Financial year ended	239.5	128.9	38.8	6.5	65.1		86.9	
Other income/(expenses)	June 2006	2.5	0.2	0.8	0.1	1.5		2.1	
	March 2006	0.8	(0.2)	0.1	(0.2)	1.1		1.3	
	Financial year ended	3.6	0.9	0.9	(0.1)	1.9		2.5	
Profit before taxation	**June 2006**	**85.5**	**45.0**	**15.8**	**5.1**	**19.3**		**26.0**	
	March 2006	80.3	40.7	12.6	1.2	25.8		34.6	
	Financial year ended	243.1	129.8	39.8	6.4	66.9		89.4	
Mining and income taxation	June 2006	26.9	13.2	4.5	2.6	6.6		8.9	
	March 2006	15.9	2.3	3.5	0.5	9.5		12.8	
	Financial year ended	74.7	31.8	12.5	3.1	27.2		36.4	
- Normal taxation	June 2006	18.3	10.2	3.0	2.6	2.5		3.4	
	March 2006	9.0	3.3	2.6	0.5	2.6		3.6	
	Financial year ended	46.8	26.0	8.3	3.1	9.3		12.5	
- Deferred taxation	June 2006	8.6	3.0	1.5	-	4.1		5.5	
	March 2006	6.9	(1.0)	1.0	-	6.9		9.2	
	Financial year ended	27.9	5.8	4.3	-	17.9		23.9	
Profit before exceptional items	**June 2006**	**58.6**	**31.9**	**11.3**	**2.6**	**12.7**		**17.1**	
	March 2006	64.4	38.4	9.1	0.7	16.3		21.8	
	Financial year ended	168.4	98.0	27.2	3.3	39.7		53.0	
Exceptional items	June 2006	(0.7)	-	-	-	(0.7)		(0.9)	
	March 2006	(0.1)	-	-	-	(0.1)		(0.2)	
	Financial year ended	(0.6)	(0.2)	-	-	(0.4)		(0.5)	
Net profit	**June 2006**	**57.9**	**31.9**	**11.3**	**2.6**	**12.1**		**16.2**	
	March 2006	64.3	38.4	9.1	0.7	16.1		21.6	
	Financial year ended	167.8	97.8	27.2	3.3	39.3		52.6	
Net profit excluding gains and losses on financial instruments and foreign debt, and exceptional items	June 2006	54.3	31.2	11.0	2.6	9.5		12.8	
	March 2006	64.7	38.4	9.2	0.7	16.4		21.9	
	Financial year ended	166.0	97.7	27.1	3.3	37.9		50.6	
Capital expenditure	**June 2006**	**44.7**	**13.1**	**8.3**	**4.2**	**14.1**	**4.9**	**18.9**	**6.6**
	March 2006	41.8	16.0	8.1	1.0	12.9	3.9	17.4	5.3
	Financial year ended	148.6	46.8	25.6	5.2	52.6	18.4	70.3	24.6
	Planned for next six months to December 2006	142.4	53.6	14.1	13.7	45.2	15.8	61.7	21.6

Average exchange rates are US$1 = R6.39 US$1 = R6.14 for the June 2006 and March 2006 quarters respectively. The Australian dollar exchange rates are AUS$1 = R4.77 and AUS$1 = R4.56 for the June 2006 and March 2006 quarters respectively.

Average rates for F2006 are US$1 = R6.40 and AUS$1 = R4.79. The rate used for Choco 10 is US$1 = R6.33 as this was the average rate from 1 March 2006, the acquisition date.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Underground and surface

South African Rand and Metric Units

Operating Results	Total Mine Operations	South African Operations				International Operations					
		Total	Driefontein	Kloof	Beatrix	Total	Ghana		Venezuela	Australia	
							Tarkwa	Damang	Choco 10	St Ives	Agnew
Ore milled / treated (000 ton)											
- underground June 2006	3,204	2,634	924	826	884	570	-	-	-	458	112
March 2006	3,134	2,563	925	733	905	571	-	-	-	455	116
Financial year ended	12,831	10,624	3,867	3,206	3,551	2,207	-	-	-	1,752	455
- surface June 2006	9,447	980	814	166	-	8,467	5,381	1,302	348	1,224	212
March 2006	9,604	1,022	906	116	-	8,582	5,671	1,375	106	1,199	231
Financial year ended	36,535	3,460	3,000	460	-	33,075	21,487	5,328	454	4,938	868
- total June 2006	12,651	3,614	1,738	992	884	9,037	5,381	1,302	348	1,682	324
March 2006	12,738	3,585	1,831	849	905	9,153	5,671	1,375	106	1,654	347
Financial year ended	49,366	14,084	6,867	3,666	3,551	35,282	21,487	5,328	454	6,690	1,323
Yield (grams per ton)											
- underground June 2006	7.1	7.5	8.7	8.7	5.2	5.1	-	-	-	3.7	10.6
March 2006	7.0	7.2	7.9	8.6	5.3	5.9	-	-	-	4.4	11.5
Financial year ended	7.1	7.3	8.1	8.7	5.2	5.8	-	-	-	4.3	11.4
- surface June 2006	1.2	1.0	1.0	0.9	-	1.2	1.0	1.3	1.8	1.6	1.6
March 2006	1.3	1.6	1.7	0.9	-	1.2	1.1	1.4	1.6	1.8	1.7
Financial year ended	1.2	1.4	1.4	1.1	-	1.2	1.0	1.4	1.7	1.6	2.0
- combined June 2006	2.7	5.8	5.1	7.4	5.2	1.4	1.0	1.3	1.8	2.2	4.7
March 2006	2.7	5.6	4.8	7.6	5.3	1.5	1.1	1.4	1.6	2.5	5.0
Financial year ended	2.7	5.9	5.2	7.8	5.2	1.5	1.0	1.4	1.7	2.3	5.2
Gold produced (kilograms)											
- underground June 2006	22,718	19,825	8,044	7,187	4,594	2,893	-	-	-	1,702	1,191
March 2006	21,798	18,449	7,302	6,330	4,817	3,349	-	-	-	2,011	1,338
Financial year ended	90,657	77,897	31,441	27,915	18,541	12,760	-	-	-	7,580	5,180
- surface June 2006	11,065	978	825	153	-	10,087	5,475	1,733	618	1,920	341
March 2006	12,306	1,657	1,547	110	-	10,649	5,984	1,929	169	2,165	402
Financial year ended	44,583	4,828	4,314	514	-	39,755	22,060	7,312	787	7,860	1,736
- total June 2006	33,783	20,803	8,869	7,340	4,594	12,980	5,475	1,733	618	3,622	1,532
March 2006	34,104	20,106	8,849	6,440	4,817	13,998	5,984	1,929	169	4,176	1,740
Financial year ended	135,240	82,725	35,755	28,429	18,541	52,515	22,060	7,312	787	15,440	6,916
Operating costs (Rand per ton)											
- underground June 2006	595	655	710	802	459	316	-	-	-	300	379
March 2006	581	639	674	827	452	321	-	-	-	307	377
Financial year ended	576	628	655	788	455	323	-	-	-	307	382
- surface June 2006	87	52	58	24	-	92	69	96	118	146	282
March 2006	78	65	63	79	-	80	61	90	141	128	215
Financial year ended	80	60	60	61	-	82	63	93	123	118	251
- total June 2006	216	491	405	672	459	106	69	96	118	188	315
March 2006	202	476	372	725	452	95	61	90	141	177	269
Financial year ended	209	489	395	697	455	97	63	93	123	168	296

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		June 2006 quarter			March 2006 quarter			Year ended F2006		
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,796	713	1,595	4,266	599	1,276	19,180	2,621	5,625
Advanced on reef	(m)	887	243	121	397	197	65	2,747	910	517
Sampled	(m)	768	240	168	399	255	60	2,598	798	435
Channel width	(cm)	55	57	27	103	33	34	91	36	61
Average value	– (g/t)	35.6	5.3	23.1	21.1	16.9	0.9	18.5	14.4	30.0
	– (cm.g/t)	1,965	299	625	2,180	562	[1]29	1,677	517	1,839

Kloof		June 2006 quarter			March 2006 quarter			Year ended F2006		
	Reef	Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	207	1,258	6,718	284	1,446	5,994	881	5,295	24,239
Advanced on reef	(m)	121	404	1,503	201	312	1,284	524	1,322	5,472
Sampled	(m)	126	318	1,318	174	429	1,167	465	1,340	5,131
Channel width	(cm)	142	145	80	107	129	76	128	118	89
Average value	– (g/t)	4.4	7.5	23.1	11.1	7.7	31.7	6.8	9.2	23.2
	– (cm.g/t)	619	1,091	1,852	1,185	993	2,401	865	1,084	2,058

Beatrix		June 2006 quarter		March 2006 quarter		Year ended F2006	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	7,737	2,304	7,255	1,966	27,731	8,133
Advanced on reef	(m)	1,224	94	1,249	300	5,809	1,110
Sampled	(m)	1,182	114	1,164	291	5,463	1,092
Channel width	(cm)	90	131	68	131	81	147
Average value	– (g/t)	11.2	9.9	13.7	10.1	13.3	9.5
	– (cm.g/t)	1,007	1,294	932	1,324	1,081	1,404

(1) VCR values were negatively affected by the temporary stopping of development in the shaft pillar and raises currently traversing poor ground.

Administration and corporate information

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626

LONDON
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone: (+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

INVESTOR RELATIONS
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com

TRANSFER SECRETARIES
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Directors

A J Wright (*Chairman*)	K Ansah#	J M McMahon *	P J Ryan	* British
I D Cockerill * (*Chief Executive Officer*)	G J Gerwel	D M J Ncube	T M G Sexwale	# Ghanaian
N J Holland * (*Chief Financial Officer*)	A Grigorian °	R L Pennant-Rea *	C I von Christierson	° Russian
	J G Hopwood			

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 3 August 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs